     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 1996.



                                                      REGISTRATION NO. 333-01291

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                             A. H. BELO CORPORATION
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                          75-0135890
          (State or other jurisdiction of                           (I.R.S. Employer
          incorporation or organization)                           Identification No.)

                                                                   MICHAEL J. MCCARTHY
                                                                 SENIOR VICE PRESIDENT,
              400 SOUTH RECORD STREET                         GENERAL COUNSEL AND SECRETARY
                DALLAS, TEXAS 75202                                  P.O. BOX 655237
                  (214) 977-6606                                DALLAS, TEXAS 75265-5237
    (Address, including zip code, and telephone                      (214) 977-6606
          number, including area code, of                (Name, address, including zip code, and
     registrant's principal executive offices)           telephone number, including area code,
                                                                  of agent for service)

                                   Copies to:

                     GUY KERR                                       KERRY C. L. NORTH
            LOCKE PURNELL RAIN HARRELL                            BAKER & BOTTS, L.L.P.
           (A PROFESSIONAL CORPORATION)                         800 TRAMMELL CROW CENTER
           2200 ROSS AVENUE, SUITE 2200                             2001 ROSS AVENUE
             DALLAS, TEXAS 75201-6776                              DALLAS, TEXAS 75201
                  (214) 740-8000                                     (214) 953-6500

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                             A. H. BELO CORPORATION

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

           FORM S-3 ITEM NUMBER AND HEADING             CAPTION OR LOCATION IN PROSPECTUS
      -------------------------------------------  -------------------------------------------
  1.  Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus...  Facing Page of Registration Statement;
                                                     Cross Reference Sheet; Outside Front
                                                     Cover of Prospectus
  2.  Inside Front and Outside Back Cover Pages
        of Prospectus............................  Inside Front Cover and Outside Back Cover
                                                     Pages of Prospectus
  3.  Summary Information, Risk Factors and Ratio
        of Earnings to Fixed Charges.............  Prospectus Summary
  4.  Use of Proceeds............................  Use of Proceeds
  5.  Determination of Offering Price............  Outside Front Cover Page of Prospectus
  6.  Dilution...................................  Not Applicable
  7.  Selling Security Holders...................  Not Applicable
  8.  Plan of Distribution.......................  Underwriting; Price Range of Series A
                                                     Common Stock and Dividends
  9.  Description of Securities to be
        Registered...............................  Description of Capital Stock
 10.  Interest of Named Experts and Counsel......  Legal Matters
 11.  Material Changes...........................  Business; Price Range of Series A Common
                                                     Stock and Dividends; Description of
                                                     Capital Stock
 12.  Incorporation of Certain Information by
        Reference................................  Incorporation of Certain Documents by
                                                     Reference
 13.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities..............................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED APRIL 2, 1996


                                5,000,000 SHARES

                                      LOGO

                             SERIES A COMMON STOCK
                          (PAR VALUE $1.67 PER SHARE)

                             ---------------------

     Of the 5,000,000 shares of Series A Common Stock offered, 4,000,000 shares are being offered hereby in the United States and 1,000,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".


     The last reported sale price of the Series A Common Stock, which is listed under the symbol "BLC," on the New York Stock Exchange on March 29, 1996 was $34.00 per share. See "Price Range of Series A Common Stock and Dividends".


     After giving effect to the offerings (assuming the Underwriters' over-allotment option is not exercised) as of December 31, 1995, the Company had outstanding 33,961,753 shares of Series A Common Stock with one vote per share and 9,280,179 shares of Series B Common Stock with ten votes per share. As a result, the holders of Series B Common Stock will have the exclusive right to vote shares constituting approximately 73% of the combined voting power of the Series A and Series B Common Stock. See "Description of Capital Stock".

                             ---------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                             ---------------------

                                                  INITIAL PUBLIC     UNDERWRITING     PROCEEDS TO
                                                  OFFERING PRICE     DISCOUNT(1)      COMPANY(2)
                                                  --------------     ------------     -----------
Per Share.......................................   $                 $                $
Total(3)........................................   $                 $                $

- ---------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $          payable by the Company.
(3) The Company has granted the Underwriters options for 30 days to purchase up to an additional 750,000 shares of Series A Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the
    Company will be $          , $          and $          , respectively. See
    "Underwriting".

                             ---------------------

     These shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on
or about             , 1996.

GOLDMAN, SACHS & CO.                                           SMITH BARNEY INC.

                             ---------------------

               The date of this Prospectus is             , 1996.

                                [A.H. BELO LOGO]


                     [Map of the United States indicating
                 the locations of the Company's businesses.]


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the information and consolidated financial statements, including the notes thereto, appearing elsewhere or incorporated by reference herein. Unless otherwise indicated, all share and per share data in this Prospectus (i) assume no exercise of the Underwriters' over-allotment options and (ii) have been adjusted to reflect the two-for-one split of the Common Stock which became effective on June 9, 1995. Unless the context requires otherwise, the "Company" refers to A. H. Belo Corporation, a Delaware corporation, its predecessors and its consolidated subsidiaries. Unless otherwise indicated, all information in this Prospectus concerning television households, the size and rankings of specified television markets and the rankings, ratings and audience shares of the Company's television stations is based on the November 1995 estimates provided by A.C. Nielsen Company ("Nielsen").

                                  THE COMPANY

     A. H. Belo Corporation (the "Company") owns and operates seven network-affiliated VHF television stations in the top 60 U.S. television markets and the largest daily newspaper in the Dallas-Fort Worth metropolitan area. The Company's broadcast group reaches 8 percent of all U.S. television households and its principal newspaper, The Dallas Morning News, has the country's seventh largest Sunday circulation (800,147) and eighth largest daily circulation (534,197). The Company believes the success of its media franchises is built upon providing local news, information and community service of the highest caliber. These principles have attracted and built relationships with viewers, readers and advertisers and have guided the Company's success for 154 years.

     Three of the Company's seven stations are in the top 12 television markets:
WFAA (ABC) Dallas-Fort Worth; KHOU (CBS) Houston; and KIRO (United Paramount Network or UPN) Seattle-Tacoma. These major metropolitan areas are among the fastest growing in the country. All of the Company's stations are ranked either number one or two in overall sign-on/sign-off audience delivery, with the exception of KIRO, which was acquired by the Company in 1995. In 1995, WFAA, the Company's flagship station, had the highest rated late newscast in any of the top 10 markets based on an average of the four Nielsen rating periods. In addition, WWL (CBS) in New Orleans, which the Company acquired in June 1994, is the highest rated television station in the top 50 markets in overall sign-on/sign-off audience delivery. In 1993, the Company broadened its broadcast operations when it created Belo Productions, Inc., which produces television programming for the Company's station group as well as for network and cable distribution.

     The Dallas Morning News is one of the leading newspaper franchises in America. The Dallas Morning News' success is founded upon the highest standards of journalistic excellence, with a special emphasis on local news, information and community service. The newspaper's outstanding reporting and editorial initiatives have earned six Pulitzer Prizes since 1986. As the leading newspaper in the Dallas-Fort Worth market, The Dallas Morning News' success is measured by its high circulation and volume of advertising. Based on the most recently available industry information, The Dallas Morning News runs more full run advertising than any other newspaper in the United States. In late 1995 and early 1996, the Company expanded its publishing division by acquiring two daily newspapers serving Bryan-College Station, Texas and Owensboro, Kentucky. The Company also publishes nine other community newspapers in the Dallas-Fort Worth suburban area and operates a commercial printing business.

     The Company's operating strategy for its media franchises focuses on increasing profitability through revenue growth and effective cost control. Key components of its operating strategy include a commitment to the highest standards of journalistic excellence, a special emphasis on local news and a dedication to community service.

     The Company will continue to identify and pursue additional acquisitions of television stations and newspapers in situations where the Company believes it can successfully apply its operating strategy and where such businesses can be acquired on economically attractive terms.

     For the year ended December 31, 1995, the Company's net operating revenues were $735,343,000 and its earnings before interest, taxes, depreciation and amortization (EBITDA) were $200,448,000.

     The address of the Company's principal executive offices is 400 South Record Street, Dallas, Texas 75202, and its telephone number is (214) 977-6606.

                                 THE OFFERINGS

     The 4,000,000 shares of Series A Common Stock initially being offered in the United States (the "U.S. Offering") and the 1,000,000 shares of Series A Common Stock initially being offered outside the United States (the "International Offering") are referred to herein as the "Offerings". The closing of the International Offering is conditioned on the closing of the U.S. Offering and vice versa.

Series A Common Stock offered by the Company:
  U.S. Offering................................  4,000,000 shares
  International Offering.......................  1,000,000 shares
Common Stock to be outstanding after the
  Offerings(1):
  Series A Common Stock........................  33,961,753 shares(2)
  Series B Common Stock........................  9,280,179 shares(2)
Use of proceeds................................  To repay outstanding bank debt to provide liquidity for general corporate purposes,
                                                 including possible future acquisitions.
NYSE symbol for Series A Common Stock..........  BLC

- ---------------

(1) The Company's Common Stock is currently divided into two series (Series A Common Stock and Series B Common Stock) with identical rights except that Series B Common Stock is entitled to ten votes per share on all matters submitted to a vote of shareholders, while the Series A Common Stock is entitled to one vote per share; transferability of the Series B Common Stock is limited to family members and affiliated entities of the shareholder; and Series B Common Stock is convertible at any time on a share-for-share basis into Series A Common Stock. There is no established public trading market for shares of Series B Common Stock. The Company has also issued certain preferred share purchase rights that accompany the outstanding shares of both series of the Company's Common Stock, including the shares of Series A Common Stock to be sold in the Offerings. See "Description of Capital Stock".

(2) As of December 31, 1995, excluding (i) 2,804,187 shares of Series A Common Stock and 293,590 shares of Series B Common Stock issuable upon the exercise of outstanding stock options and (ii) 3,849,727 shares of Common Stock (both Series A and Series B Common Stock) reserved for future issuance under the Company's long-term incentive plans.

                SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

                                                                               YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------------------------------
                                                             1991         1992         1993         1994          1995
                                                           ---------    ---------    ---------    ---------    -----------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF EARNINGS DATA:
Net operating revenues:
  Broadcasting(1).......................................   $ 181,848    $ 201,241    $ 209,083    $ 258,040    $   322,642
  Newspaper publishing(2)...............................     249,737      314,701      335,651      369,366        409,099
  Other(3)..............................................          --           --          101          719          3,602
                                                           ---------    ---------    ---------    ---------    -----------
  Total.................................................     431,585      515,942      544,835      628,125        735,343
                                                           ---------    ---------    ---------    ---------    -----------
Earnings from operations................................      47,857       81,626       89,474      130,999        136,563
Earnings before cumulative effect of change in
  accounting............................................      12,392       37,170       44,478       68,867         66,576
Cumulative effect of change in accounting for income
  taxes(4)..............................................          --           --        6,599           --             --
                                                           ---------    ---------    ---------    ---------    -----------
Net earnings............................................   $  12,392    $  37,170    $  51,077    $  68,867    $    66,576
                                                           =========    =========    =========    =========    ===========
Earnings per common and common equivalent share(5):
  Earnings before cumulative effect of change in
    accounting..........................................   $    0.32    $    0.95    $    1.10    $    1.70    $      1.68
  Cumulative effect of change in accounting.............          --           --         0.16           --             --
                                                           ---------    ---------    ---------    ---------    -----------
  Net earnings..........................................   $    0.32    $    0.95    $    1.26    $    1.70    $      1.68
                                                           =========    =========    =========    =========    ===========
OTHER DATA:
  Operating cash flow(6):
    Broadcasting........................................   $  60,610    $  75,921    $  83,356    $ 106,396    $   121,716
    Newspaper publishing................................      36,057       59,221       61,667       87,284         90,915
  EBITDA(6).............................................      76,551      121,771      128,257      170,414        200,448
  Capital expenditures..................................      19,741       27,145       62,130       47,371         40,830


                                                                                           DECEMBER 31, 1995
                                                                                      ----------------------------
                                                                                        ACTUAL      AS ADJUSTED(7)
                                                                                      ----------    --------------
                                                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...................................................................  $   83,638      $   83,638
  Total assets......................................................................   1,154,022       1,154,022
  Long-term debt....................................................................     557,400         395,550
  Shareholders' equity..............................................................     388,464         550,314


- ---------------

(1) Broadcasting revenues for 1995 include 11 months of KIRO, which was purchased by the Company on February 1, 1995. Broadcasting revenues for 1994 include seven months of WWL, which was purchased by the Company on June 1, 1994.

(2) In December 1991, the Company purchased substantially all the operating assets of the Dallas Times Herald newspaper.

(3) Other includes revenues associated with the Company's television production subsidiary and programming distribution partnership. The Company sold its interest in the partnership in February 1996.

(4) Represents the cumulative effect of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

(5) Per share amounts have been adjusted to reflect the two-for-one Common Stock split effected as a stock dividend on June 9, 1995.


(6) Operating cash flow is defined as segment earnings from operations plus depreciation and amortization. EBITDA is defined as consolidated earnings before interest, taxes, depreciation and amortization. Operating cash flow and EBITDA are used in the broadcasting and newspaper industries to analyze and compare companies on the basis of operating performance, leverage and liquidity. Neither operating cash flow nor EBITDA should be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.


(7) Gives effect to the sale of 5,000,000 shares of Series A Common Stock by the Company and the application of the net proceeds therefrom, as described in "Use of Proceeds".

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the Offerings are estimated to be approximately $161,850,000 ($186,202,500 if the Underwriters' over-allotment option is exercised in full). The net proceeds will be used to repay outstanding bank debt under the Company's revolving credit agreement to provide liquidity for general corporate purposes, including possible future acquisitions. The Company plans to continue to identify and pursue additional acquisitions of television stations and newspapers in situations where the Company believes it can successfully apply its operating strategy and where such businesses can be acquired on economically attractive terms. See "Business." The Company currently has no agreements, arrangements or understandings in place with respect to any material acquisition. The outstanding debt under the revolving credit agreement and short-term notes classified as long-term debt at December 31, 1995 totaled $551,000,000 and had a weighted average interest rate at such date of approximately 6.1%. The revolving credit agreement expires and the debt thereunder matures on July 28, 2000, with an extension to July 28, 2001, at the request of the Company and with the consent of the participating banks.


     A portion of the outstanding debt that will be repaid with the net proceeds from the Offerings was used to fund the cost of acquiring the Bryan-College Station Eagle newspaper in December 1995 and the Owensboro Messenger-Inquirer newspaper in January 1996 for an aggregate cost of approximately $89 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

               PRICE RANGE OF SERIES A COMMON STOCK AND DIVIDENDS

     The Series A Common Stock is listed on the New York Stock Exchange under the symbol "BLC". The Series B Common Stock is not publicly traded. The following table sets forth, for the quarters indicated, the high and low sales prices for the Series A Common Stock as reported on the New York Stock Exchange and the cash dividends per share.


                                                                                     CASH
                                                                HIGH      LOW      DIVIDENDS
                                                               ------    ------    ---------
    1996
      First Quarter.........................................   $37 3/8   $31         $ .08(1)
    1995
      Fourth Quarter........................................    36 3/4    32 1/2       .08
      Third Quarter.........................................    36 3/4    29           .08
      Second Quarter........................................    32 5/8    28 3/16      .08
      First Quarter.........................................    30 1/4    27 13/16     .075
    1994
      Fourth Quarter........................................    28 5/8    23 3/4       .075
      Third Quarter.........................................    26 1/8    21 11/16     .075
      Second Quarter........................................    25 3/16   21 9/16      .075
      First Quarter.........................................    27 1/2    23 7/8       .075


- ---------------

(1) The Company declared this quarterly dividend on December 13, 1995, payable to shareholders of record on February 16, 1996.


     On February 28, 1996, the Company increased its quarterly dividend to $.11 per share and declared a second quarter dividend in this amount, payable to shareholders of record on April 5, 1996. The closing sale price of the Series A Common Stock as reported on the New York Stock Exchange on March 29, 1996, was $34.00. As of December 31, 1995, there were approximately 687 record holders of Series A Common Stock and 550 record holders of Series B Common Stock. See "Description of Capital Stock".

                                 CAPITALIZATION

     The following table sets forth the capitalization and cash and temporary cash investments of the Company as of December 31, 1995, and as adjusted to reflect the sale by the Company of 5,000,000 shares of Series A Common Stock and the application of the net proceeds to reduce long-term debt, as described in "Use of Proceeds" (after deducting the estimated underwriting discount and offering expenses). This capitalization table should be read in conjunction with the Consolidated Financial Statements and notes thereto incorporated by reference in this Prospectus.


                                                                       DECEMBER 31, 1995
                                                                   --------------------------
                                                                     ACTUAL       AS ADJUSTED
                                                                   -----------    -----------
                                                                         (IN THOUSANDS)
Cash and temporary cash investments.............................   $    12,846    $    12,846
                                                                   ===========    ===========
Long-term debt(1)...............................................   $   557,400    $   395,550
                                                                   -----------    -----------
Shareholders' equity:
  Preferred Stock, $1.00 par value. Authorized 5,000,000 shares;
     none issued................................................            --             --
  Common Stock, $1.67 par value. Authorized 150,000,000 shares;
     Series A: 28,961,753 shares issued; and 33,961,753 shares
       as adjusted(2)...........................................        48,366         56,716
     Series B: 9,280,179 shares issued(2).......................        15,498         15,498
  Additional paid-in capital....................................        97,930        251,430
  Retained earnings.............................................       230,203        230,203
                                                                   -----------    -----------
     Total......................................................   $   391,997    $   553,847
  Less deferred compensation -- restricted shares...............         3,533          3,533
                                                                   -----------    -----------
     Total shareholders' equity.................................   $   388,464    $   550,314
                                                                   -----------    -----------
          Total capitalization..................................   $   945,864    $   945,864
                                                                   ===========    ===========


- ---------------

(1) Does not reflect the debt incurred in connection with the purchase of the Owensboro Messenger-Inquirer in January 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

(2) Excludes (i) 2,804,187 shares of Series A Common Stock and 293,590 shares of Series B Common Stock issuable upon exercise of outstanding stock options and (ii) 3,849,727 shares of Series A and Series B Common Stock reserved for future issuance under the Company's long-term incentive plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for each of the five years in the period ended December 31, 1995 have been derived from the Consolidated Financial Statements of the Company previously filed with the Commission. This data should be read in conjunction with the Consolidated Financial Statements and notes thereto incorporated by reference in this Prospectus. For a more complete understanding of this selected consolidated financial data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                          YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------------------------
                                                         1991         1992         1993         1994          1995
                                                       --------     --------     --------     --------     ----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF EARNINGS DATA:
Net operating revenues:
  Broadcasting(1)..................................... $181,848     $201,241     $209,083     $258,040     $  322,642
  Newspaper publishing(2).............................  249,737      314,701      335,651      369,366        409,099
  Other(3)............................................       --           --          101          719          3,602
                                                       --------     --------     --------     --------     ----------
  Total...............................................  431,585      515,942      544,835      628,125        735,343
                                                       --------     --------     --------     --------     ----------
Earnings from operations
  Broadcasting........................................   41,553       56,461       63,317       81,319         83,921
  Newspaper publishing................................   21,417       42,974       44,293       66,568         69,999
  Other...............................................       --           --          (77)        (874)        (3,972)
  Corporate...........................................  (15,113)     (17,809)     (18,059)     (16,014)       (13,385)
                                                       --------     --------     --------     --------     ----------
  Total...............................................   47,857       81,626       89,474      130,999        136,563
                                                       --------     --------     --------     --------     ----------
Depreciation and amortization
  Broadcasting........................................   19,057       19,460       20,039       25,077         37,795
  Newspaper publishing................................   14,640       16,247       17,374       20,716         20,916
  Other...............................................       --           --           --            2             31
  Corporate...........................................      367          332          251          610            705
                                                       --------     --------     --------     --------     ----------
  Total...............................................   34,064       36,039       37,664       46,405         59,447
                                                       --------     --------     --------     --------     ----------
Interest expense......................................  (23,882)     (24,159)     (15,015)     (16,112)       (29,987)
Other income (expense), net...........................   (5,370)       4,106        1,119       (6,990)         4,438
                                                       --------     --------     --------     --------     ----------
Earnings before income taxes and cumulative effect
  of change in accounting.............................   18,605       61,573       75,578      107,897        111,014
Income taxes..........................................    6,213       24,403       31,100       39,030         44,438
                                                       --------     --------     --------     --------     ----------
Earnings before cumulative effect of change in
  accounting..........................................   12,392       37,170       44,478       68,867         66,576
Cumulative effect of change in accounting for income
  taxes(4)............................................       --           --        6,599           --             --
                                                       --------     --------     --------     --------     ----------
Net earnings.......................................... $ 12,392     $ 37,170     $ 51,077     $ 68,867     $   66,576
                                                       ========     ========     ========     ========     ==========
Earnings per common and common equivalent share(5):
  Earnings before cumulative effect of change in
    accounting........................................ $   0.32     $   0.95     $   1.10     $   1.70     $     1.68
  Cumulative effect of change in accounting...........       --           --         0.16           --             --
                                                       --------     --------     --------     --------     ----------
  Net earnings........................................ $   0.32     $   0.95     $   1.26     $   1.70     $     1.68
                                                       ========     ========     ========     ========     ==========
  Cash dividends declared............................. $   0.26     $   0.27     $   0.28     $   0.30     $    0.315
OTHER DATA:
  Operating cash flow(6):
    Broadcasting...................................... $ 60,610     $ 75,921     $ 83,356     $106,396     $  121,716
    Newspaper publishing..............................   36,057       59,221       61,667       87,284         90,915
  EBITDA(6)...........................................   76,551      121,771      128,257      170,414        200,448
  Capital expenditures................................   19,741       27,145       62,130       47,371         40,830
CONSOLIDATED BALANCE SHEET DATA (AT PERIOD END):
  Working capital..................................... $ 25,332     $ 32,712     $ 57,654     $ 46,600     $   83,638
  Total assets........................................  746,384      758,527      796,156      913,791      1,154,022
  Long-term debt......................................  337,100      302,151      277,400      330,400        557,400
  Shareholders' equity................................  230,057      281,242      346,099      382,535        388,464

                                                  (Footnotes on following page.)

                 NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA

(1) Broadcasting revenues for 1995 include 11 months of KIRO, which was purchased by the Company on February 1, 1995. Broadcasting revenues for 1994 include seven months of WWL, which was purchased by the Company on June 1, 1994.

(2) In December 1991, the Company purchased substantially all the operating assets of the Dallas Times Herald newspaper.

(3) Other includes revenues associated with the Company's television production subsidiary and programming distribution partnership. The Company sold its interest in the partnership in February 1996.

(4) Represents the cumulative effect of the adoption of SFAS No. 109, "Accounting for Income Taxes".

(5) Per share amounts have been adjusted to reflect the two-for-one Common Stock split effected as a stock dividend on June 9, 1995.


(6) Operating cash flow is defined as segment earnings from operations plus depreciation and amortization. EBITDA is defined as consolidated earnings before interest, taxes, depreciation and amortization. Operating cash flow and EBITDA are used in the broadcasting and newspaper industries to analyze and compare companies on the basis of operating performance, leverage and liquidity. Neither operating cash flow nor EBITDA should be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company is an owner and operator of seven network-affiliated television stations and an established newspaper publisher. The Company's television broadcast operations began in 1950 with the acquisition of WFAA in Dallas. In 1984, the Company expanded its broadcast operations through the acquisition of four television stations in Houston, Sacramento, Hampton-Norfolk and Tulsa. In June 1994 and February 1995, the Company acquired television stations in New Orleans and Seattle, respectively. The Company's principal newspaper is The Dallas Morning News. In December 1995, the Company purchased a daily newspaper in Bryan-College Station, Texas. Comparability of year-to-year results and financial condition are affected by these acquisitions. In the first quarter of 1996, the Company acquired a daily newspaper in Owensboro, Kentucky and sold its interest in its programming distribution partnership, Maxam Entertainment.

     The Company depends on advertising as its principal source of revenues. As a result, the Company's operations are sensitive to changes in the economy, particularly in the Dallas-Fort Worth metropolitan area. The Company also derives revenues, to a much lesser extent, from the circulation revenue of its newspaper operations and from compensation paid by the networks to its television stations for broadcasting network programming.

CONSOLIDATED RESULTS OF OPERATIONS

     1995 COMPARED TO 1994

     The Company recorded 1995 net earnings of $66,576,000 or $1.68 per share, compared to $68,867,000 or $1.70 per share in 1994. Results for 1995 include a non-recurring charge for early retirement costs of $1,254,000 (2 cents per share) and a non-recurring gain of $2,406,000 ($1,564,000 after tax, or 4 cents per share) on the sale of the Company's remaining investment in Stauffer Communications, Inc. ("Stauffer") stock. Excluding these non-recurring items, 1995 adjusted net earnings were $1.66 per share. Net earnings for 1994 included the reversal of $631,000 of accrued music license fees (1 cent per share) and a net after-tax charge of $1,567,000 (4 cents per share) for the donation of Stauffer stock to a charitable foundation. The donation of Stauffer stock included a $9,271,000 gain on the write-up of the shares to fair market value, less a charge of $16,675,000 for the subsequent donation of the shares, and a related income tax benefit of $5,837,000. Excluding these non-recurring items, adjusted 1994 net earnings were $1.73 per share.

     Interest expense in 1995 was $29,987,000 compared to $16,112,000 in 1994. A significant portion of this increase resulted from the increase in average interest rates in 1995 to approximately 6.3 percent from 4.8 percent in 1994. Additionally, higher debt levels as a result of the two recent broadcast acquisitions (KIRO in Seattle, Washington in February 1995 for $162,500,000 and WWL in New Orleans, Louisiana in June 1994 for $110,000,000) contributed to the increase in 1995 interest expense. Other income (expense), net for 1995 included the gain on the sale of the Company's remaining investment in Stauffer stock while 1994 included the charge for the donation of Stauffer shares to a charitable foundation. The effective tax rate for 1995 of 40 percent is higher than the 1994 effective tax rate of 36.2 percent due to the tax benefit associated with the Stauffer stock donation in 1994.

     1994 COMPARED TO 1993

     The Company recorded 1994 net earnings of $68,867,000 or $1.70 per share, compared to $51,077,000 or $1.26 per share in 1993. Results for 1993 included a $6,599,000 increase (16 cents per share) representing the cumulative effect of adopting SFAS No. 109 in January 1993. This increase was partially offset in the third quarter, when the Company recorded a $2,249,000 (6 cents per share) adjustment to deferred taxes following an increase in the federal income tax rate. Earnings in 1993 also included a $5,822,000 (9 cents per share) non-recurring restructuring charge related primarily to the write-off of goodwill and a reduction in the carrying value of production assets associated with the Company's suburban newspaper operations. The Company also recorded a reversal of accrued music license fees in 1993 of $3,349,000 (5 cents per share). Excluding these items, adjusted net earnings for 1993 were $1.20 per share.

     Interest expense in 1994 was $16,112,000 compared to $15,015,000 in 1993. The increase from 1993 to 1994 was due primarily to higher debt levels associated with the purchase of the New Orleans station, offset by savings from lower interest rates. Average interest rates on total debt were 4.8 percent and
5.4 percent in 1994 and 1993, respectively. Other income (expense), net for 1994 included the net charge for the Stauffer transaction while 1993 included a gain on the sale of two parcels of non-operating real estate. The effective tax rate for 1994, including the tax benefit from the Stauffer stock donation, was 36.2 percent. The 1993 effective rate of 41.1 percent included the increase in deferred tax expense associated with the increase in the federal income tax rate, partially offset by the reversal of certain tax accruals due to other aspects of the tax legislation. Excluding these unusual items, the comparable effective tax rates for 1994 and 1993 were 38.9 percent and 39.5 percent, respectively.

BROADCASTING

     1995 COMPARED TO 1994

     Broadcast revenues in 1995, which include 11 months of revenue for the Seattle station, were $322,642,000. These revenue totals represent an increase of 25 percent (3.3 percent on a same-station basis) over 1994 revenues of $258,040,000, which included seven months of revenue for the New Orleans station. The Company's television broadcast subsidiaries contributed 43.9 percent of total 1995 revenues compared to 41.1 percent in 1994.

     Revenues in all broadcast advertising categories, with the exception of political advertising, were higher during 1995 compared to 1994, both as reported and on a same-station basis. Political advertising revenues in 1994 were strong due to several active gubernatorial and senate races, while 1995 political activity was relatively slow. Local advertising revenues increased by
28.5 percent overall (6.8 percent on a same-station basis), primarily due to increases at the Dallas, Hampton-Norfolk and New Orleans stations. The Company's Sacramento station, which changed its network affiliation during 1995 and experienced a sizable shift from local to national advertising, showed a slight decline in local advertising revenues. Automobile advertising was a significant factor in the stations' local market gains. National advertising revenues increased in 1995 over 1994 as well, primarily during the first half of the year. However, the majority of the 20.6 percent increase in national advertising in 1995 was due to the addition of the Seattle station in February and the full-year effect of the New Orleans station. On a same-station basis, national revenues were up 2.1 percent year-to-year. The most significant increases in national advertising occurred at the Sacramento and Hampton-Norfolk stations, although all other Company stations demonstrated a slight increase in national advertising revenues as well. Network compensation payments increased in 1995 following the renegotiation of the Company's network affiliation contracts in the latter part of 1994.

     Broadcast earnings from operations were $83,921,000 in 1995 compared to $81,319,000 in 1994, an increase of 3.2 percent (2.7 percent on a same-station basis). Broadcast earnings from operations in 1995 included 11 months of the Seattle station's operations while 1994 results included seven months of the New Orleans station's operations. Operating margins in 1995 and 1994 were 26 percent and 31.5 percent, respectively. On a same-station basis, margins in 1995 and 1994 were 32.1 percent and 32.3, respectively. Higher 1995 operating costs and lower margins were due in part to significant increases in news and programming costs as the Seattle station began developing a new format when its affiliation changed from CBS to UPN. Salaries, wages and employee benefits increased 35.7 percent over 1994 due to the addition of the Seattle station and the full year effect of the New Orleans station. On a same-station basis, these costs increased 4.7 percent due to merit increases and more employees. Other production, distribution and operating costs for 1995 increased only marginally over 1994 on a same-station basis. Depreciation and amortization expenses increased in 1995 due to the broadcast acquisitions in mid-1994 and early 1995.

     1994 COMPARED TO 1993

     Broadcast revenues in 1994, which included seven months of revenue for the New Orleans station, were $258,040,000, an increase of 23.4 percent over 1993 revenues of $209,083,000. The Company's television broadcast subsidiaries contributed 41.1 percent of total 1994 revenues compared to 38.4 percent in 1993.

     Each station contributed to the increase in revenues during 1994 with improvement in every revenue category. Local advertising revenues, which improved 25.5 percent overall (12.7 percent on a same-station basis), were up most significantly at the Dallas, Houston and Tulsa stations. Automobile advertising was a significant factor in each of the stations' local market gains in 1994. National revenues benefited from the broadcast of the 1994 Winter Olympics on the Company's CBS-affiliated stations, but were offset somewhat by revenue losses associated with the baseball strike and the move of NFL Football from CBS to the Fox network. Political revenues were up considerably in 1994 due to active gubernatorial and senate races in several states. Network compensation increases from the renegotiation of the Company's network affiliation agreements began in the third quarter of 1994.

     Broadcast earnings from operations were $81,319,000 in 1994 compared to $63,317,000 in 1993. Broadcast earnings from operations in 1994 included seven months of the New Orleans station's operations. Also included in broadcast earnings from operations in 1994 and 1993 were increases in earnings of $631,000 and $3,349,000, respectively, for the reversal of certain music license fee accruals from previous years. Excluding the music license fee adjustments, broadcast earnings from operations for 1994 and 1993 were $80,688,000 and $59,968,000, respectively. The increase was due to revenue improvements, partially offset by higher operating costs. Salaries, wages and employee benefits were higher in 1994 due to increases in sales commissions, more employees, merit increases, higher performance-based bonuses and an increase in benefit costs. Other production, distribution and operating costs were higher in 1994 than in 1993 (excluding the music license fee adjustments) due primarily to increased contract rates for several syndicated program packages and costs to produce a new local morning show and weekly news show at the Dallas station. Advertising and promotion costs, as well as repair and maintenance expenses, were also higher in 1994. These increases were slightly offset by lower bad debt and outside services expenses. Depreciation and amortization expenses increased as a result of the acquisition of the New Orleans station.

NEWSPAPER PUBLISHING

     1995 COMPARED TO 1994

     In 1995, newspaper publishing revenues represented 55.6 percent of total revenues, compared to 58.8 percent in 1994. Although publishing revenues increased 10.8 percent in 1995 from 1994, they decreased as a percent of total revenues due to broadcast acquisitions. Advertising revenues account for approximately 88 percent of publishing revenues, while circulation revenues represent approximately 10 percent. Other publishing revenues, primarily commercial printing, contribute the remainder.

     Newspaper advertising volume for The Dallas Morning News, the Company's principal newspaper, is measured in column inches. Volume for the last three years was as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                                 ----------------------------
                                                                  1993       1994       1995
                                                                 ------     ------     ------
                                                                        (IN THOUSANDS)
    Full-run ROP inches(1):
      Classified...............................................   2,069      2,189      2,125
      Retail...................................................   1,661      1,524      1,429
      General..................................................     262        271        254
                                                                 ------     ------     ------
                                                                      -          -          -
              Total............................................   3,992      3,984      3,808
                                                                 ======     ======     ======

- ---------------

(1) Full-run ROP inches refers to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper.

     Revenues from newspaper publishing in 1995 were $409,099,000, an increase of 10.8 percent over 1994 revenues of $369,366,000. Due to dramatically higher newsprint prices in 1995, a series of advertising rate increases were put into effect during the year at The Dallas Morning News. These rate increases resulted in higher revenues in the three major advertising categories despite the volume declines that resulted from the higher rates. Classified advertising linage was down 2.9 percent from 1994 while revenues were up 18.6 percent. Retail advertising revenues increased 4.2 percent due to higher rates, while volumes were lower by 6.2 percent. General advertising revenues improved 7.9 percent, although auto and bank advertising volumes decreased significantly, contributing to the overall 6.3 percent decline in linage. Preprint revenues increased 9.3 percent in 1995 from 1994 due to increased activity from electronics retailers. The Dallas Morning News' circulation revenues increased 8.8 percent over 1994 due to an increase in daily single copy prices and the full-year effect of 1994 increases in home delivery and Sunday single copy prices. Circulation volume increased slightly in 1995 over 1994.


     Despite significant increases in newsprint prices, newspaper publishing earnings from operations for 1995 were $69,999,000, up 5.2 percent over 1994 earnings of $66,568,000. Operating margins were 17.1 percent in 1995 compared to 18 percent in 1994. Revenue increases were partially offset by total operating costs that were 12 percent higher than 1994. Newsprint, ink and other supplies expense in 1995 increased 29.2 percent over last year. Driving this increase were market-wide newsprint price increases. The average cost per ton in 1995 at The Dallas Morning News increased 44.2 percent over 1994. A reduction in tons used during 1995 helped offset the effect of these price increases to some extent. Reductions in newsprint usage came as a result of better waste control, fewer news columns, lower ad linage and promotional space and the elimination of a Sunday magazine. All other cost categories for the newspaper publishing segment increased only slightly due to efforts to control costs to offset the effect of the newsprint price increases.


     The Company expects 1996 newsprint, ink and other supplies expense to increase over 1995, due to the full-year effect of the 1995 newsprint price increases. The Company anticipates that the higher expense will be offset by advertising rate increases implemented in the second half of 1995 and at the beginning of 1996. The Company cannot predict at this time the effect of proposed newsprint price increases for 1996.

     1994 COMPARED TO 1993

     Revenues from newspaper publishing in 1994 were $369,366,000, an increase of 10 percent over 1993 revenues of $335,651,000. Classified and general advertising revenues at The Dallas Morning News contributed the majority of the increase in year-to-year revenue gains. Linage in these two categories increased
5.8 percent and 3.3 percent, respectively, which, combined with rate increases, resulted in an increase in classified and general advertising revenues of $27,580,000. Strong demand for employment advertising and a strong automotive market accounted for the improvement in classified linage. The telecommunications industry was a significant component of the general advertising increase. Retail ROP revenues for 1994 decreased slightly when compared to 1993 due to volume declines of 8.3 percent, offset by a rate increase. The retail volume declines were primarily attributable to a shift by certain department stores to preprints, revenues from which increased 15.6 percent over 1993. Circulation revenues in 1994 were up 2.1 percent from 1993 despite a slight decrease in the Sunday average circulation due to price increases in April and July.

     Newspaper publishing earnings from operations in 1994 were $66,568,000 compared to $44,293,000 in 1993. Earnings from operations in 1993 included the $5,822,000 restructuring charge related to the Company's suburban newspaper operations. Excluding this one-time charge, comparable 1993 earnings from operations were $50,115,000. The 32.8 percent increase in 1994 from adjusted 1993 earnings from operations was due to the revenue increase, partially offset by a 6 percent increase in operating expenses. Salaries, wages and employee benefits increased in 1994 due to more employees, merit increases, higher performance-based bonuses and an increase in related benefit costs. Other production, distribution and operating costs were also higher due to increased distribution and outside solicitation expenses associated with circulation efforts and higher advertising and promotion expense. Rack conversion costs to accommodate a Sunday single copy price increase also contributed to higher 1994 expense. Depreciation expense increased due to a full year's depreciation of The Dallas Morning News' North Plant expansion project that was completed in late 1993. Newsprint expense was only slightly higher in 1994 compared to 1993. The increase was primarily due to slightly higher consumption, which was offset somewhat by lower average prices.


RECENT OPERATING RESULTS



     The Company expects that earnings for the first quarter of 1996 could be as much as 15 to 20 percent below 1995's first quarter results of $.28 per share. The expected decline excludes a $2.3 million gain from the sale of its programming distribution partnership.



     Weak advertising demand at the Company's Dallas and Houston television stations accounts for most of the anticipated decline in earnings. The Company's total broadcast advertising sales are expected to decline by approximately 5 percent for the quarter (excluding additional revenues from the acquisition of the Seattle television station in 1995) and political advertising revenue in the quarter will be minimal.



     The Company's publishing revenues are expected to increase by nearly 15 percent, excluding acquisitions. Newsprint costs, however, are expected to increase approximately 35 percent over the first quarter of 1995.


LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operations is the Company's primary source of liquidity. During 1995, net cash provided by operations was $96,601,000, compared to $138,785,000 in 1994. The decrease was due primarily to changes in working capital. One of the most significant working capital changes was in the value of on-hand inventory at the end of 1995, due to both higher newsprint tonnage in inventory and substantially higher prices. The timing of accounts payable and income tax payments also contributed significantly to the decrease in 1995 net cash provided by operations. Net cash provided by operations was sufficient to fund capital expenditures, common stock dividends and a portion of current year stock repurchases.

     On February 1, 1995, the Company acquired KIRO in Seattle, Washington. The purchase price was $162,500,000 in cash, plus transaction costs. KIRO was purchased using funds from the Company's revolving credit agreement described below. On December 26, 1995, the Company again used the revolving credit agreement to complete the acquisition of the Bryan-College Station

Eagle. On January 1, 1996, the Company acquired the Owensboro Messenger-Inquirer by issuing notes payable to the seller. These notes are due in various installments over the next four years.


     The Company is a party to an $800,000,000 variable rate revolving credit agreement with a syndicate of 14 banks led by managing agents Citicorp Securities, Inc., The First National Bank of Chicago and Texas Commerce Bank National Association. At December 31, 1995, borrowings under the agreement were $480,000,000. The agreement expires and the debt thereunder matures on July 28, 2000 with an extension to July 28, 2001 at the request of the Company and with the consent of the participating banks. The agreement contains certain covenants, including the maintenance of cash flow in relation to both the Company's leverage and its fixed charges and a limitation on repurchases of the Company's stock. From time to time, short-term unsecured notes are also used as a source of financing. Based on the Company's intent and ability to renew short-term notes through the revolving credit facility, short-term borrowings are classified as long-term. At December 31, 1995, $71,000,000 in short-term notes were outstanding. Total debt outstanding increased by $227,000,000 from December 31, 1994, primarily due to acquisitions and share repurchases.


     Because substantially all of the Company's outstanding debt is currently at floating interest rates, the Company is subject to interest rate volatility. Weighted average interest rates at the end of 1995 were approximately 6.1 percent.

     During 1995, the Company spent $63,400,000 to repurchase treasury stock at an average price of $31.28 per share. The Company has in place a stock repurchase program authorizing the purchase of up to $2,500,000 of Company stock annually, and the Company has authority to purchase an additional 3,591,200 shares under another Board authorization.

     At December 31, 1995, the Company's ratio of long-term debt to total capitalization was 58.9 percent, compared to 46.3 percent at the end of 1994. The change during 1995 was due to additional borrowings to finance acquisitions and the effect on debt and shareholders' equity of the share repurchases.

     Capital expenditures in 1995 were $40,830,000. Capital projects included additional production equipment and major building renovations at The Dallas Morning News, the completion of a building and studio remodeling project at the Company's Houston station and the purchase of broadcast equipment for other stations. The Company expects to finance future capital expenditures using cash generated from operations and, when necessary, borrowings under the revolving credit agreement. Total capital expenditures in 1996 are expected to be approximately $45,000,000 and relate primarily to additional newspaper publishing equipment, the renovation of certain operating facilities and the purchase of certain broadcast equipment. As of December 31, 1995, required future payments for capital expenditures in 1996 were $7,881,000.

     The Company paid dividends of $12,279,000 or 31 1/2 cents per share on Series A and Series B Common Stock outstanding during 1995 compared to $11,984,000 or 30 cents per share in 1994. The Company expects to pay higher dividends in 1996 due to an increase in the quarterly dividend rate beginning in the second quarter of 1996 and an increase in shares outstanding upon consummation of the Offerings.

     The Company believes its current financial condition and credit relationships are adequate to fund current obligations and near-term growth. The Company plans to use the net proceeds from the Offerings to repay existing debt to provide liquidity for general corporate purposes, including possible future acquisitions.

OTHER MATTERS


     In early 1996, Congress passed the Telecommunications Act of 1996 (the "1996 Act"), the most comprehensive overhaul of the country's telecommunications laws in more than 60 years. The 1996 Act requires the FCC to take various actions to implement its provisions. During the debate prior to the passage of the 1996 Act, Congress considered whether to grant the FCC authority to auction the second channels necessary for the implementation of digital advanced television. The 1996 Act did not grant the FCC such authority, but such authority could be contained in future budget legislation or a stand-alone spectrum law. In addition, actions by the FCC, Congress and the courts in recent years have significantly affected the telecommunications industry in various ways. See "Business -- Regulatory Matters". The Company expects that these regulatory changes and the resolution of uncertainties will have an impact on future revenues and earnings from continuing operations which could be material, although the Company is unable to determine whether the overall impact from these events will be favorable or unfavorable.


NEW ACCOUNTING STANDARD

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This Statement established accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 will be effective beginning in 1996. Management does not anticipate that the adoption of SFAS No. 121 will have any effect on the consolidated financial position of the Company.

INFLATION

     The net effect of inflation on the Company's revenues and earnings from operations has not been material in the last few years.

                                    BUSINESS

     A. H. Belo Corporation (the "Company") owns and operates seven network-affiliated VHF television stations in the top 60 U.S. television markets and the largest daily newspaper in the Dallas-Fort Worth metropolitan area. The Company's broadcast group reaches 8 percent of all U.S. television households and its principal newspaper, The Dallas Morning News, has the country's seventh largest Sunday circulation (800,147) and eighth largest daily circulation (534,197). The Company believes the success of its media franchises is built upon providing local news, information and community service of the highest caliber. These principles have attracted and built relationships with viewers, readers and advertisers and have guided the Company's success for 154 years.

     Three of the Company's seven stations are in the top 12 television markets:
WFAA (ABC) Dallas-Fort Worth; KHOU (CBS) Houston; and KIRO (UPN) Seattle-Tacoma. These major metropolitan areas are among the fastest growing in the country. All of the Company's stations are ranked either number one or two in overall sign-on/sign-off audience delivery, with the exception of KIRO, which was acquired by the Company in 1995. In 1995, WFAA, the Company's flagship station, had the highest rated late newscast in any of the top 10 markets based on an average of the four Nielsen rating periods. In addition, WWL (CBS) in New Orleans, which the Company acquired in June 1994, is the highest rated television station in the top 50 markets in overall sign-on/sign-off audience delivery. In 1993, the Company broadened its broadcast operations when it created Belo Productions, Inc., which produces television programming for the Company's station group as well as for network and cable distribution.

     The Dallas Morning News is one of the leading newspaper franchises in America. The Dallas Morning News' success is founded upon the highest standards of journalistic excellence, with a special emphasis on local news, information and community service. The newspaper's outstanding reporting and editorial initiatives have earned six Pulitzer Prizes since 1986. As the leading newspaper in the Dallas-Fort Worth market, The Dallas Morning News' success is measured by its high circulation and volume of advertising. Based on the most recently available industry information, The Dallas Morning News runs more full run advertising than any other newspaper in the United States. In late 1995 and early 1996, the Company expanded its publishing division by acquiring two daily newspapers serving Bryan-College Station, Texas and Owensboro, Kentucky. The Company also publishes nine other community newspapers in the Dallas-Fort Worth suburban area and operates a commercial printing business.

     The following table sets forth comparative operating cash flow information for the Company's broadcast and publishing divisions:

                                                                                            COMPOUND
                                                 YEAR ENDED DECEMBER 31,                     ANNUAL
                                  ------------------------------------------------------   GROWTH RATE
                                    1991       1992       1993       1994        1995        1991-95
                                  --------   --------   --------   ---------   ---------   -----------
                                                      (IN THOUSANDS)
OPERATING CASH FLOW:
Broadcasting....................  $ 60,610   $ 75,921   $ 83,356   $ 106,396   $ 121,716        19%
Newspaper Publishing............    36,057     59,221     61,667      87,284      90,915        26

                            TELEVISION BROADCASTING

     The Company's television broadcast operations began in 1950 with the acquisition of WFAA in Dallas-Fort Worth shortly after the station commenced operations. In 1984, the Company significantly expanded its television broadcast operations with the purchase of its four stations in Houston, Sacramento, Hampton-Norfolk and Tulsa. In June 1994 and February 1995, the Company acquired its stations in New Orleans and Seattle, respectively. For the year ended December 31, 1995, revenues for the Company's broadcast division were $322,642,000 while the broadcast division's operating cash flow was $121,716,000. In 1995, the Company's broadcast division accounted for 43.9 percent of the Company's total revenues and 57.2 percent of the operating cash flow for the combined broadcast and newspaper publishing divisions.

     The following table sets forth information for each of the Company's stations and their markets:

                                                                       NUMBER OF
                                                                       COMMERCIAL                    STATION
                                                                        STATIONS      STATION        AUDIENCE
                   MARKET             YEAR       NETWORK                   IN         RANK IN        SHARE IN
      MARKET       RANK(1)  STATION  ACQUIRED   AFFILIATION   CHANNEL   MARKET(2)    MARKET(3)(5)   MARKET(4)(5)
      ------       -------  -------  --------   -----------   -------   ----------   ------------   ------------
Dallas-Fort Worth..     8    WFAA      1950        ABC           8          13            1              20%
Houston............    11    KHOU      1984        CBS          11          13            1*             16%
Seattle-Tacoma.....    12    KIRO      1995        UPN           7           8            4*              8%
Sacramento.........    21    KXTV      1984        ABC          10           9            2              14%
Hampton-Norfolk....    40    WVEC      1984        ABC          13           7            1*             18%
New Orleans........    41     WWL      1994        CBS           4           7            1              28%
Tulsa..............    59    KOTV      1984        CBS           6           7            2              19%

- ---------------

*    Tied with one or more other stations in the market.

(1) Market rank is based on the relative size of the television market or Designated Market Area ("DMA") among the 211 generally recognized DMAs in the United States, based on November 1995 Nielsen estimates. See
     "-- Television Industry Background".

(2) Represents the number of television stations (both VHF and UHF) broadcasting in the market, excluding public stations and national cable channels.

(3) Station rank is derived from the station's rating which is based on November 1995 Nielsen estimates of the number of television households tuned to the Company's station for the Sunday-Saturday, 7:00 a.m. to 1:00 a.m. period ("sign-on/sign-off") as a percentage of the number of television households in the market.

(4) Station audience share is based on November 1995 Nielsen estimates of the number of television households tuned to the Company's station as a percentage of the number of television households with sets in use in the market for the sign-on/sign-off period.


(5) Station rank based on February 1996 Nielsen estimates is the same as station rank based on November 1995 Nielsen estimates except that the Company's Tulsa station moved from second in the market to a tie for first with another station in the market. Station audience share based on February 1996 Nielsen estimates changed for certain of the Company's stations and is as follows: Dallas-Fort Worth, 19%; Seattle-Tacoma, 9%; Sacramento, 13%; Hampton-Norfolk, 19%; New Orleans, 30%; and Tulsa, 22%.


OPERATING STRATEGY

     The Company's operating strategy focuses on increasing profitability through increased audience share, revenue growth and careful control of programming and other operating costs. The Company strives to develop and maintain the highest ranked station in each of its markets because the top ranked stations typically enjoy market revenue shares that exceed the stations' audience shares. Key components of the Company's operating strategy include:

     Commitment to Journalistic Excellence. The Company believes that its commitment to journalistic excellence, covering many areas of interest, is the basic foundation for future growth and increased revenues and profitability. The Company's seven network-affiliated television stations have received numerous awards for excellence in journalism and public affairs programming. Collectively, the Company's television stations have received seven George Foster Peabody awards, five duPont-Columbia awards and three Edward R. Murrow awards. These are the most prestigious awards in broadcast journalism, just as the Pulitzer Prize is for print journalism.


     Building on Local News Franchises. The Company focuses on local news franchises as a key element in each station's strategy to build audience loyalty and position it for increased revenues and profitability. The Company believes a strong, well-differentiated local news product builds viewer loyalty and can be targeted to demographic groups that appeal to advertisers. The Company's Seattle station currently offers eight hours of news programming daily which is one of the highest amounts broadcast by any network affiliate in the country.


     Dedication to Public Service and Community Affairs. The Company believes its dedication to community service builds audience loyalty. This dedication is evidenced by its public affairs programming and support of numerous community and charitable endeavors. As an example, the "School Spirit" campaign, an educational series of special programs and community events for teachers and students produced by the Company's Hampton-Norfolk station, won the "Learning Through Broadcasting" award from the National Education Association. The campaign was also nominated for an Emmy Award.

     Positioning and Branding Stations. The Company positions each station within its market to create and enhance a local "brand" with which viewers and advertisers can identify. In developing a positioning strategy, the Company utilizes a planning process designed to integrate news, entertainment programming, promotion and sales strategies customized for each market. The positioning of the stations varies by market and takes into account market demographics, competitors' positions and strategies, and other market-specific dynamics and opportunities.

     Investing in Technology and Other Capital Improvements. The Company regularly invests in technology and other capital items to increase operating efficiencies, reduce station operating costs, improve signal quality and strength, and gain competitive advantages in its local markets. Areas of focus include news gathering, editing and library systems, transmitters, antennae and weather radars. As an example of this strategy, the Company's Houston station has been recognized in the industry as the first television station to install a nearly complete complement of state of the art digital equipment in preparation for advanced television. Capital expenditures for the Company's broadcast operations over the last five fiscal years were approximately $84 million.

     Expanding Programming Production. The Company, through its subsidiary Belo Productions, Inc. and a partnership with Universal Press Syndicate, produces and distributes original programming to its station group and to various outside purchasers. The most successful production to date has been "Beakman's World", an Emmy Award-winning children's educational program, which has recently been renewed for two additional seasons on the full CBS network. In connection with the sale of Maxam Entertainment to CBS, the Company acquired the right to participate with CBS in the development of future first-run programming projects for three years. See "-- Program Production".

     Developing Revenue Opportunities. The Company's stations explore additional opportunities to provide programming services to other television stations or cable systems in their markets. For example, the Company's New Orleans station has participated since 1990 in a joint venture with a local cable operator whereby the station provides local news programming around the clock on a dedicated cable channel.

ACQUISITION STRATEGY

     The Company will continue to identify and pursue acquisitions of television stations in situations where the Company believes it can successfully apply its operating strategy, and where the stations can be acquired on economically attractive terms. In addition, the Company may consider investments in related businesses that are complementary to its current business. The Company's acquisition strategy includes the following factors, none of which alone determine whether or not the Company will pursue an acquisition:

     Complementary Additions to Station Group. The Company considers acquisitions of stations where size, location, network affiliation or other significant distinguishing characteristics complement the Company's current television station group.

     Attractive Projected Market Revenue Growth. The Company considers acquisitions in markets with attractive projected growth in population and audience demographics, which should lead to increased advertising revenues.

     Revenue Enhancement Opportunities. The Company considers acquisitions that provide station-specific opportunities to increase revenues, such as improving audience share in the key demographic groups important to advertisers by strengthening local news and syndicated programming.

THE COMPANY'S STATIONS AND THEIR MARKETS

     As used in the tables and other information for each of the Company's stations in the following section (i) in each case where independent third-party market surveys are available to the Company, "market revenues" represent advertising revenues, excluding network compensation and barter revenues, compiled by third-party firms based on data provided to them by commercial television stations participating in such surveys in a given year, or otherwise represent Company estimates; (ii) the information concerning "station audience share" and "station rank in market" is based on Nielsen estimates for November of each year for the sign-on/sign-off period, except as otherwise indicated; and
(iii) the information concerning "median household effective buying income," a measure of disposable personal income, is derived from Demographics USA: 1995.

     WFAA -- DALLAS-FORT WORTH

     Dallas-Fort Worth, Texas is the 8th largest television market in the United States, with approximately 1.8 million television households (covering 1.9% of all U.S. television households) and an estimated median household effective buying income of $40,661. The Dallas-Fort Worth television market has 13 commercial television stations and two public television stations. WFAA is the ABC network affiliate.

     The following table sets forth the market revenues for Dallas-Fort Worth and the audience share and ranking information for WFAA:


                                                  YEAR ENDED DECEMBER 31,
                                  --------------------------------------------------------
                                    1991        1992        1993        1994        1995
                                  --------    --------    --------    --------    --------
                                                  (DOLLARS IN THOUSANDS)
    Market revenues.............  $272,303    $301,759    $319,409    $356,362    $354,216
    % Growth over prior year....        --         11%          6%         12%        (1)%
    WFAA audience share.........       23%         23%         23%         23%         20%
    WFAA rank in market.........         1           1           1           1           1


     WFAA is the established market leader in the Dallas-Fort Worth area, building its success upon a commitment to journalistic excellence and outstanding community service. Acquired by the Company in 1950, WFAA enjoys substantial leads in key broadcasting dayparts according to the November 1995 Nielsen survey. In 1995, WFAA's 10 o'clock news was the highest-rated late newscast on any top-10 market station based on an average of the four Nielsen rating periods. In the fall of 1994, WFAA launched "Good Morning Texas", a live morning program of talk, information and entertainment aimed at its Texas audience. "Good Morning Texas" has won its time period every ratings period since its premiere. WFAA's reputation for journalistic excellence has resulted in numerous awards over the years including five duPont-Columbia awards and a George Foster Peabody award. WFAA's approach to journalism and serving its viewers is best captured by the phrase "The Spirit of Texas", which WFAA has used since the mid-1980s to describe its brand of news, local programming and public affairs initiatives.

     KHOU -- HOUSTON

     Houston, Texas is the 11th largest television market in the United States, with approximately 1.6 million television households (covering 1.6% of all U.S. television households) and an estimated median household effective buying income of $39,753. The Houston television market has 13 commercial television stations and one public television station. KHOU is the CBS network affiliate.

     The following table sets forth the market revenues for Houston and the audience share and ranking information for KHOU:


                                                     YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------
                                       1991        1992        1993        1994        1995
                                     --------    --------    --------    --------    --------
                                                      (DOLLARS IN THOUSANDS)
    Market revenues...............   $221,716    $238,544    $267,708    $295,841    $309,083
    % Growth over prior year......         --          8%         12%         11%          4%
    KHOU audience share...........        19%         20%         19%         17%         16%
    KHOU rank in market...........          2           1*          1           2           1*


- ---------------

  *  Tied with one or more other stations in the market.


     When the Company purchased KHOU in 1984, the station was generally ranked fourth in the market. The Company's emphasis on journalistic excellence, combined with quality syndicated programming and community service, resulted in substantially improved ratings and operating performance. KHOU is positioned to take advantage of advances in broadcast distribution technology with its recent installation of state of the art digital equipment in preparation for advanced television.


     KIRO -- SEATTLE-TACOMA

     Seattle-Tacoma, Washington is the 12th largest television market in the United States, with approximately 1.5 million television households (covering 1.5% of all U.S. television households) and an estimated median household effective buying income of $41,326. The Seattle-Tacoma television market has eight commercial television stations and two public television stations. KIRO is the UPN network affiliate.

     The following table sets forth the market revenues for Seattle-Tacoma and the audience share and ranking information for KIRO:


                                                     YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------
                                       1991        1992        1993        1994        1995
                                     --------    --------    --------    --------    --------
                                                      (DOLLARS IN THOUSANDS)
    Market revenues...............   $162,075    $177,069    $181,756    $213,909    $216,370
    % Growth over prior year......         --          9%          3%         18%          1%
    KIRO audience share...........        15%         14%         14%         13%          8%
    KIRO rank in market...........          3           3           3           3*          4*


- ---------------

  *  Tied with one or more other stations in the market.


     The Company acquired KIRO in February 1995 and it became an affiliate of UPN in March 1995, when the station's affiliation agreement with CBS expired. Under the Company's management, KIRO has substantially increased its news programming and extended its long-standing and recognized role of leadership in public service. KIRO carries eight hours of local news, which is one of the highest amounts broadcast by any network affiliate in the country. In addition to news, the station features key programming like "Seinfeld" and "Entertainment Tonight" as well as live coverage of the Seattle Mariners.


     Since acquiring KIRO, the Company has made ratings progress in key local newscasts and the primetime access period. The November 1995 Nielsen survey also showed increases in audience share among 25 to 54-year olds, typically an attractive demographic group to advertisers. In 1994, KIRO was honored with a George Foster Peabody Award for its documentary, "When the Salmon Run Dry".

     KXTV -- SACRAMENTO

     Sacramento, California is the 21st largest television market in the United States, with approximately 1.1 million television households (covering 1.2% of all U.S. television households) and an estimated median household effective buying income of $37,060. The Sacramento television market has nine commercial television stations and one public television station. KXTV is the ABC network affiliate.

     The following table sets forth the market revenues for Sacramento and the audience share and ranking information for KXTV:


                                                    YEAR ENDED DECEMBER 31,
                                   ----------------------------------------------------------
                                     1991         1992        1993        1994         1995
                                   ---------    --------    --------    ---------    --------
                                                     (DOLLARS IN THOUSANDS)
    Market revenues.............   $ 138,979    $141,505    $140,353    $ 155,880    $145,919
    % Growth over prior year....          --          2%        (1)%          11%        (6)%
    KXTV audience share.........         16%         16%         17%          14%         14%
    KXTV rank in market.........           2           2           2            2*          2


- ---------------

  *  Tied with one or more other stations in the market.


     KXTV was a CBS network affiliate until March 1995 when it switched its affiliation to ABC. Since the affiliation switch, KXTV has made gains in the 25 to 54 demographic group. Building upon its commitment to local news excellence, KXTV has also expanded its local news presence, adding two and one-half hours per week to its evening newscast.


     WVEC -- HAMPTON-NORFOLK

     Hampton-Norfolk, Virginia is the 40th largest television market in the United States, with approximately 620,000 television households and an estimated median household effective buying income of $35,779. The Hampton-Norfolk market has seven commercial television stations and one public television station. WVEC is the ABC network affiliate.

     The following table sets forth the market revenues for Hampton-Norfolk and the audience share and ranking information for WVEC:


                                                        YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------
                                          1991        1992       1993       1994        1995
                                         -------    --------    -------    -------    --------
                                                        (DOLLARS IN THOUSANDS)
    Market revenues...................   $54,178    $ 55,659    $55,469    $62,782    $ 67,937
    % Growth over prior year..........        --          3%        --%        13%          8%
    WVEC audience share...............       20%         22%        21%        22%         18%
    WVEC rank in market...............         2           1*         1*         1           1*


- ---------------

*    Tied with one or more other stations in the market.


     Over the last five years, WVEC has consistently been ranked number one or two in the Hampton-Norfolk market. In a highly competitive broadcast environment, WVEC was in a three-way tie for first place in the November 1995 Nielsen ratings. Its consistent performance over the years is a result of its recognized role in local news coverage. Recently, the station was recognized for Best Documentary and Best Sport Photography by the Virginia Associated Press Broadcasters. Consistent with the Company's philosophy, WVEC emphasizes community affairs, sponsoring, among other things, the Children's Miracle Network telethon which raised more than $1 million for the treatment of children in the Hampton-Norfolk area.


     WWL -- NEW ORLEANS

     New Orleans, Louisiana is the 41st largest television market in the United States, with approximately 615,000 television households and an estimated median household effective buying income of $32,532. The New Orleans television market has seven commercial television stations and two public television stations. WWL is the CBS network affiliate.

     The following table sets forth the market revenues for New Orleans and the audience share and ranking information for WWL:


                                                         YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------
                                            1991       1992       1993       1994       1995
                                           -------    -------    -------    -------    -------
                                                         (DOLLARS IN THOUSANDS)
    Market revenues.....................   $60,023    $59,396    $64,900    $72,125    $78,282
    % Growth over prior year............        --       (1)%         9%        11%         9%
    WWL audience share..................       36%        34%        34%        29%        28%
    WWL rank in market..................         1          1          1          1          1



     The Company acquired WWL in June 1994. WWL is the highest-rated television station in the top 50 television markets in overall sign-on/sign-off audience delivery. The New Orleans market has benefited from WWL's commitment to excellence in broadcast journalism for almost 40 years. According to the November 1995 Nielsen survey, WWL's sign-on/sign-off ratings almost doubled that of its nearest competitor. The same is true for its key 6 and 10 p.m. newscasts. As a result of these audience shares, WWL generates revenues on par with stations located in markets twice the size of New Orleans. The station's approach to news coverage was honored in 1994 with two of broadcast journalism's highest awards: the George Foster Peabody award, the station's fifth, and the Edward R. Murrow award, its third.


     KOTV -- TULSA

     Tulsa, Oklahoma is the 59th largest television market in the United States, with approximately 460,000 television households and an estimated median household effective buying income of $27,843. The Tulsa television market has seven commercial television stations and two public television stations. KOTV is the CBS network affiliate.

     The following table sets forth the market revenues for Tulsa and the audience share and ranking information for KOTV:


                                                        YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------
                                          1991        1992        1993       1994       1995
                                         -------    ---------    -------    -------    -------
                                                        (DOLLARS IN THOUSANDS)
    Market revenues...................   $34,445    $  40,448    $45,677    $54,774    $53,755
    % Growth over prior year..........        --          17%        13%        20%       (2)%
    KOTV audience share(1)............       23%          24%        25%        20%        19%
    KOTV rank in market(1)............         2            1*         1          2          2


- ---------------

*   Tied with one or more other stations in the market.


(1) Source: Arbitron ratings for November 1991-1993 and Nielsen ratings for November 1994-1995.

     KOTV, Tulsa's oldest television station, provides the nation's 59th-ranked market with four and one-half hours of local news a day, which is more than any other station in the market. KOTV provides programming suited to the Tulsa market such as its "Wild Wild Weather Show", which features storm-video footage and tips on how to deal with Oklahoma's severe weather.


PROGRAM PRODUCTION

     The Company created Belo Productions, Inc. ("BPI") in 1993 to distribute internally produced programs within the Company's station group. BPI now distributes programming produced by the Company's stations to broadcasters outside the Company's station group and has expanded to produce original programming through its own resources as well as Universal Belo, the Company's partnership with Universal Press Syndicate. The most significant success to date has been "Beakman's World", an Emmy Award-winning children's educational program which has recently been renewed for two additional seasons on the full CBS network. In the first quarter of 1996, CBS acquired the Company's interest in Maxam Entertainment, a programming distribution partnership. In connection with the sale, the Company acquired the right to participate with CBS in the development of future first-run programming projects for three years.

NETWORK AFFILIATIONS

     Three of the Company's stations are affiliated with ABC, three are affiliated with CBS and one is affiliated with UPN. Each of the Company's network affiliation agreements provides the affiliated station with the right to broadcast all programs transmitted by the network with which the station is affiliated. In return, the network has the right to sell most of the advertising time during such broadcasts. Each station receives a specified amount of network compensation for broadcasting network programming, with the exception of the Company's UPN affiliate. To the extent a station's preemptions of network programming exceed a designated amount, such compensation may be reduced. Such payments are also subject to decreases by the network during the term of an affiliation agreement under other circumstances with provisions for advance notice and right of termination by the station in the event of a reduction in such payments. The Company has renegotiated its affiliation agreements with both CBS and ABC, resulting in an increase in the compensation paid by each network to the Company in return for a long-term extension of each of the agreements. Final documentation of the new ABC affiliation agreements has not been completed although the Company is receiving its increased compensation under the new agreements.

TELEVISION INDUSTRY BACKGROUND

     Commercial television broadcasting began in the United States on a regular basis in the 1940s. Currently, there is a limited number of channels available for broadcasting in any one geographic area, and the license to operate a television station is granted by the FCC. Television stations that broadcast over the VHF band (channels 2-13) generally have a competitive advantage over television stations that broadcast over the UHF band (channels above 13) because the former usually have better signal coverage and operate at a lower transmission cost. However, the improvement of UHF transmitters and receivers, the complete elimination from the marketplace of VHF-only receivers and the expansion of cable television systems have reduced the VHF signal advantage.

     The Market for Television Programming. Television station revenues are primarily derived from local, regional and national advertising and, to a much lesser extent, from network compensation and revenues from studio rental and commercial production activities. Advertising rates are set based upon a variety of factors, including a program's popularity among the viewers an advertiser wishes to attract, the number of advertisers competing for the available time, the size and demographic makeup of the market served by the station and the availability of alternative advertising media in the market area. Rates also are determined by a station's overall audience ratings and share in its market, as well as the station's ratings in the particular demographic groups that an advertiser may be targeting. Because broadcast television stations rely on advertising revenues, they are sensitive to cyclical changes in the economy. The size of advertisers' budgets, which are also affected by broad economic trends, affect the broadcast industry in general and the revenues of individual television stations.

     All television stations in the country are grouped into approximately 211 generally recognized television markets that are ranked in size according to actual or potential audience size. Each market is designated as an exclusive geographic area consisting of all counties in which the home-market commercial stations receive the greatest percentage of total viewing hours. Each specific geographic market is called a designated market area, or DMA, by Nielsen. Nielsen, a national audience measuring service, periodically publishes audience data for television markets throughout the country. The estimates are expressed in terms of the percentage of the total potential audience in the market viewing a station (the station's "rating") and of the percentage of households actually viewing a particular station out of the total actual viewers (the station's "share"). Nielsen provides such data on the basis of total television households and on selected demographic groupings in the market. Nielsen uses two methods of determining a station's ability to attract viewers. In larger geographic markets, ratings are determined by a combination of meters connected directly to selected television sets and weekly diaries of television viewing, while in smaller markets only weekly diaries are utilized. Currently, four of the Company's markets -- Dallas-Fort Worth, Houston, Seattle-Tacoma and Sacramento are metered and the remaining three markets utilize diaries.

     Historically, three major broadcast networks -- ABC, CBS and NBC -- dominated broadcast television. In recent years, Fox has effectively evolved into the fourth major network, although the hours of network programming produced by Fox for its affiliates are less than those produced by the other three major networks. In addition, UPN and the Warner Brothers Network ("WBN") recently have been launched as new television networks.

     The affiliation by a station with one of the four major networks has a significant impact on the composition of the station's programming, revenues, expenses and operations. A typical affiliate of a major network receives the majority of each day's programming from the network. This programming, along with network compensation, is provided to the affiliate by the network in exchange for the right to sell a substantial majority of the advertising aired during the network programs. The network then sells this advertising time for its own account. The affiliate retains the revenues from time sold during breaks in and between network programs and during programs produced by the station or purchased from non-network sources. In acquiring such non-network programming, stations compete with other affiliates and independent stations in their markets. See "-- Network Affiliation". In addition, a television station may acquire programming through barter arrangements. Under barter arrangements, which are popular with both network affiliates and independents, a program distributor may receive the right to sell advertising time for its own account in exchange for the programming it supplies, with the station paying either a reduced fee or no cash fee for such programming.

     Affiliates of UPN receive a smaller portion of each day's programming from its network compared to an affiliate of a major network. Currently, UPN provides six hours of programming per week to its affiliates. As a result of the smaller amount of programming provided by the network, affiliates of UPN must purchase or produce a greater amount of their programming, resulting in generally higher programming costs. These stations, however, are also able to sell a much larger portion of advertising time compared to stations affiliated with the major networks.

     In contrast to a station affiliated with a network, a fully independent station purchases or produces all of the programming that it broadcasts, resulting in generally higher programming costs. The independent station, however, may retain its entire inventory of advertising time and all of the revenues obtained therefrom.

                              NEWSPAPER PUBLISHING

     The Company's principal newspaper, The Dallas Morning News, was established in 1885. In 1963, the Company acquired its suburban newspaper operation. In late 1991, after years of intense competition, The Dallas Morning News' principal newspaper competitor, the Dallas Times Herald, ceased operations and the Company purchased its assets. In late 1995 and early 1996, the Company expanded its publishing division by acquiring two daily newspapers serving Bryan-College Station, Texas and Owensboro, Kentucky. For the year ended December 31, 1995, revenues from the Company's publishing division were $409,099,000 and its operating cash flow was $90,915,000. In 1995, the Company's publishing division accounted for 55.6 percent of the Company's total revenues and 42.8 percent of the operating cash flow for the combined publishing and broadcast divisions.

     The following table sets forth information concerning the Company's daily newspaper operations:

                                                                         CIRCULATION(1)
                                                                       -------------------
                NEWSPAPER                         LOCATION              DAILY      SUNDAY
    ----------------------------------   --------------------------    -------     -------
    The Dallas Morning News...........   Dallas, TX                    534,197     800,147
    Bryan-College Station Eagle.......   Bryan-College Station, TX      20,381      26,326
    Owensboro Messenger-Inquirer......   Owensboro, KY                  32,363      33,398

- ---------------

(1) Average paid circulation for the six months ended September 30, 1995, according to the unaudited Publisher's Statement of the Audit Bureau of Circulations, an independent agency (the "Audit Bureau").

OPERATING STRATEGY

     The Company's newspaper operations are focused on increasing profitability through revenue growth and effective cost control. Key components of the operating strategy for The Dallas Morning News and, where appropriate for the Company's other publishing operations, include the following:

     Commitment to Journalistic Excellence. The Company believes that its success is primarily due to its high quality news coverage which creates demand from both readers and advertisers, leading to increased revenues and profitability. In recognition of its excellence in journalism, The Dallas Morning News has received six Pulitzer Prizes since 1986.

     Dedication to Public Affairs and Community Service. The Company believes its dedication to public affairs and community service builds a loyal reader base. This dedication is evidenced daily by the extensive support and involvement of The Dallas Morning News in the local concerns of the Dallas-Fort Worth area. Support is provided in many ways, including news and editorial examination of important issues, promotional advertising in support of community initiatives, organized programs and campaigns such as the Dallas Morning News Charities and Company-encouraged employee participation.

     Branding the Newspaper. The Company seeks to establish and extend the newspaper's reputation for outstanding news coverage and community participation through its marketing, promotion and customer service activities. A number of marketing techniques are employed, including the use of television, radio and outdoor advertising and event sponsorship as well as advertising within the newspaper itself.

     Leveraging Traditional Franchises. The Company seeks to expand the newspaper's reach and influence, and thus revenue generation, through the development of special sections, such as Fashion!Dallas and House and Garden, that may be published on a weekly basis. The newspaper has created news franchises through its coverage of such areas as sports, business, education, religion, the arts, government, and in its editorial and opinion pages.

     Extending Franchises. Increased readership and advertising revenue opportunities are sought through developing zoned news and advertising sections serving certain suburban population areas, such as Plano, Garland, Mesquite, Lewisville and other communities. Depending on advertiser demand, these may be published on a weekly or more frequent basis. These sections, with more limited circulation, permit smaller advertisers, who may have been priced out of the full-run newspaper as it has grown in circulation, to reach their target market at a lower cost.

     Investing in Technology and Other Capital Improvements. The use of technology in the design and production of the newspaper has led to greater efficiency and capability. Technology used in the Company's Plano printing facility has reduced paper waste, provided staffing efficiency and enabled the newspaper to meet advertisers' demand for color advertising. Computer technology has improved the efficiency in processing both news and advertising material prior to publication. Over the last five fiscal years, the Company has spent approximately $126 million in capital improvements for its publishing division, including printing presses acquired from the Dallas Times Herald.

     Developing New Media Opportunities. The Company believes that its role in collecting, editing and distributing news and information allows it to take advantage of emerging opportunities in "new media". The Company is engaged in selected experiments with news and commercial activities on the Internet and commercial on-line services. These efforts range from an on-line subscription sports service to an Internet distributed city guide service. Another example of these efforts is the Company's participation in a partnership with five other newspaper companies to pool research expenses and share information to further extend each participant's franchise into on-line media.

ACQUISITION STRATEGY

     The Company will continue to identify and pursue acquisitions of newspapers in situations where the Company believes it can successfully apply its operating strategy and where the newspapers can be acquired on economically attractive terms. In addition, the Company may consider investments in related businesses that are complementary to its current business. The Company's acquisition strategy includes the following factors, none of which alone determine whether or not the Company will pursue an acquisition:

     Desirable Market Characteristics. Markets with stable employment, population and employment histories, and with attractive projected population and economic growth rates are desirable. Adequate transportation, education, government and economic infrastructure are also factors.

     Favorable Newspaper Attributes. Attractive candidates may be either newspapers that have stable histories and traditions of excellence, or those that have potential for editorial improvement in growing markets. The ability to achieve relatively high circulation penetration is important, especially in smaller cities. Due to the extreme scarcity of opportunities to acquire large metropolitan newspapers, candidates are more likely to be mid-size newspapers with circulation of at least 20,000.

     Cash Flow Growth Potential. Ideal acquisition candidates will offer opportunities to increase cash flow either through enhanced revenue streams or by achieving cost efficiencies, such as through the reduction of overhead and centralized purchasing of newsprint. Geographic proximity to newspapers already owned by the Company may also offer opportunities for cost savings.

THE COMPANY'S NEWSPAPERS AND THEIR MARKETS

     THE DALLAS MORNING NEWS

     The Dallas Morning News has been published continuously since 1885, providing coverage of local, state, national and international news. The Dallas Morning News is published seven days a week and distributed throughout the Southwest, though its circulation is concentrated primarily in the 12 counties surrounding Dallas.

     The Dallas Morning News serves a large readership in its primary market. Average paid circulation for the six months ended September 30, 1995, was 534,197 daily, up 1.8 percent from the comparable period in 1994. Sunday's average paid circulation was 800,147, up slightly from the comparable period in 1994.

     The basic material used in publishing The Dallas Morning News is newsprint. The average unit price of newsprint consumed during 1995 was sharply higher than that of the prior year. The full year effect of the 1995 price increase will result in even higher newsprint expense during 1996. At present, newsprint is purchased from nine suppliers. During 1995, the Company's three largest providers of newsprint supplied approximately half of its annual requirements, but the Company is not dependent on any one of them. Management believes its sources of newsprint, along with alternate sources that are available, are adequate for its current needs.

     The following table summarizes The Dallas Morning News' circulation and advertising activity over the periods indicated:

                                           1991       1992       1993       1994       1995
                                          -------    -------    -------    -------    -------
    Circulation(1):
      Daily............................   406,768    514,352    527,387    524,567    534,197
      Sunday...........................   618,283    809,188    814,404    797,206    800,147
    Advertising Linage (in thousands of
      column inches)(2):
      Full Run ROP.....................     3,782      3,918      3,992      3,984      3,808
      Full Run Preprints...............     1,019      1,067      1,081      1,157      1,119

- ---------------

(1) Represents average paid daily and Sunday circulation for the six months ended September 30 of each respective year, according to the Audit Bureau.

(2) According to Company records, for the twelve months ended December 31 of each respective year.

     BRYAN-COLLEGE STATION EAGLE

     The Bryan-College Station Eagle, with an average daily circulation of 20,381 for the six months ended September 30, 1995, serves one of the fastest growing areas in Texas. The area is also home to Texas A&M University, the third largest university in the nation. The market's growth characteristics should provide the Company with an opportunity to enhance its newspaper product.

     In connection with the Bryan-College Station acquisition, the Company also acquired a community newspaper in Rockwall, Texas that is published twice weekly.

     OWENSBORO MESSENGER-INQUIRER

     The Owensboro Messenger-Inquirer had an average daily circulation of 32,363 for the six months ended September 30, 1995. Owensboro is situated in northern Kentucky on the Ohio River bordering Indiana. The community's long-term economic outlook is bolstered by its new airport industrial park, growth at its new Scott Paper plant, the announcement of Toyota's Gibson County, Indiana manufacturing facility, and a new bridge under construction over the Ohio River.

     SUBURBAN PUBLISHING AND PRINTING


     DFW Suburban Newspapers, Inc., a wholly-owned subsidiary of the Company, publishes five paid and two free circulation newspapers for suburban communities in the Dallas-Fort Worth metropolitan area. These publications are delivered either one or two days a week. Each of these community publications has its own sales, circulation, news and editorial personnel, and several of the publications maintain separate offices. All administrative functions are centralized and all of these suburban newspapers are printed at a plant in Arlington, Texas. This plant is owned and operated by DFW Printing Company, Inc., a wholly-owned subsidiary of the Company, which, in addition to printing the suburban newspapers, is the site of the Company's commercial printing operations.

                                  COMPETITION

TELEVISION BROADCASTING

     General. Competition in the television industry exists on several levels, including competition for audience, competition for programming (including news) and competition for advertisers. Additional factors that are material to a television station's competitive position include signal coverage and assigned frequency. The broadcasting industry is faced continually with technological change and innovation, the possible rise in popularity of competing entertainment and communications media and governmental restrictions or actions of the Congress and federal regulatory bodies, including the FCC and the Federal Trade Commission, any of which could have a material effect on the Company's operations. In addition, since early 1994, there have been a number of network affiliation changes in many of the top 100 television markets. As a result, the major networks have sought longer terms in their affiliation agreements with local stations and generally have increased the compensation payable to the local stations in return for such longer term agreements. During the same time period, the rate of change of ownership of local television stations has increased over past periods.

     Audience. Stations compete for audience on the basis of program popularity, which has a direct effect on advertising rates. A substantial portion of the daily programming on each of the Company's stations is supplied by the network with which the station is affiliated (except for KIRO, which is affiliated with UPN and therefore receives only a limited schedule of network programs). During those periods, the stations are dependent upon the performance of the network programs to attract viewers. Non-network time periods are programmed by the stations with a combination of station-produced news, public affairs and entertainment programming, and syndicated programs purchased for cash, cash and barter, or barter only.

     Independent stations, whose number has increased significantly over the past decade, have emerged as viable competitors for television audiences. See "-- Programming". The Company is unable to predict the effect, if any, that the recently launched networks, WBN and UPN, will have on the future results of the Company's operations.

     In addition, alternative methods for transmitting television video programming other than over-the-air broadcasting have significantly altered competition for television audiences. These alternative transmission methods can increase competition for a broadcasting station by bringing signals not otherwise available to the station's audience and also by serving as a distribution system for non-broadcast programming originated on the cable system. Through the 1970s, television broadcasting enjoyed virtual dominance in viewership and television advertising revenues because network-affiliated stations competed only with each other in most local markets. Although cable television systems initially retransmitted broadcast television programming to paying subscribers in areas with poor broadcast signal reception, significant increases in cable television penetration in areas that did not have signal reception problems occurred throughout the 1970s and 1980s. As the technology of satellite program delivery to cable systems advanced in the late 1970s, development of programming for cable television accelerated dramatically, resulting in the emergence of multiple program alternatives and the rapid expansion of cable television.

     Other sources of competition include home entertainment systems (including video cassette recorder and playback systems, video discs, and television game devices), "wireless cable" services, satellite master antenna television systems, low power television stations, television translator stations and, more recently, video distribution services that transmit programming directly to homes via satellite. Public broadcasting outlets in most communities compete with commercial television stations for audience but not for advertising dollars, although this may change as Congress considers alternative means for the support of public television.

     Further advances in technology may increase competition for household audiences and advertisers. Video compression techniques are expected to reduce the bandwidth required for television signal transmission. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized "niche" programming. This ability to reach very narrowly defined audiences is expected to alter the competitive dynamics for advertising expenditures. In addition, competition in the television industry in the future may come from interactive video and data services that may provide two-way interaction with commercial video programming, along with information and data services that may be delivered by commercial television stations, cable television, multipoint distribution systems, multichannel multipoint distribution systems or other video delivery systems. The entry of local telephone companies into the market for video programming services, as permitted under the 1996 Act, can be expected to have a significant impact on competition in the television industry. The Company is unable to predict the effect that these or other technological and related regulatory changes will have on the broadcast television industry or the future results of the Company's operations.

     Programming. Television stations affiliated with one of the major networks receive a substantial portion of their programming from that network. The television networks compete for affiliations with licensed television stations through program commitments and local marketing support. From time to time, local television stations also solicit network affiliations on the basis of their ability to provide a network better access to a particular market.

     Competition for non-network programming involves negotiating with national program distributors or syndicators that sell first-run and off-network packages of programming. Each of the Company's stations competes against the other broadcast stations in its market for exclusive broadcast access to off-network reruns and first-run product. Cable systems generally do not compete with local stations for programming, although various national cable networks from time to time have acquired programs that otherwise would have been offered to local television stations. Competition exists for exclusive news stories and features, as well.

     During 1994, UPN established affiliation agreements with independent stations, which operate on a basis similar to Fox, and began broadcasting in January 1995. However, UPN currently supplies only six hours of programming per week to its affiliates, which is significantly less than that of the four major networks. UPN has indicated its intention to increase the amount of programming supplied to its affiliates. According to UPN, as of February 1996, UPN had 143 affiliated stations broadcasting to approximately 87 percent of United States television households and in 84 of the top 100 television markets in the United States. Additionally, in 1994 the WBN announced its intention to establish separate affiliations of independent television stations similar to UPN and began broadcasting in January 1995. However, the WBN currently supplies only two hours of programming per week to its affiliates.

     Advertising. Advertising rates are based upon the size of the market in which the station operates, a program's popularity among the viewers that an advertiser wishes to attract, the number of advertisers competing for the available time, the demographic makeup of the market served by the station, the availability of alternative advertising media in the market area, aggressive and knowledgeable sales forces and the development of projects, features and programs that tie advertiser messages to programming. Advertising revenues are the primary source of revenues for the Company's stations. Most advertising during network programs is sold by the networks, which typically pay their affiliated stations negotiated fees for broadcasting such programs and advertis-ing. The four major national television networks are represented in each television market in which the Company has a television broadcast station.

     The Company's stations compete for advertising revenues with other television stations in their respective markets. Generally, rates for national and local spot advertising sold by the Company are determined by each station, which receives all of the revenues, net of agency commissions, for that advertising. The stations also compete for advertising revenues with other media, such as newspapers (including newspapers owned and operated by the Company), radio stations, magazines, outdoor advertising, direct mail and local cable systems.

NEWSPAPER PUBLISHING

     The Company's newspapers compete for advertising with television and radio stations, magazines, direct mail, cable television and billboards. The Dallas Morning News competes with the Fort Worth Star Telegram, which is owned by The Walt Disney Company, as well as a television station and other newspapers owned and operated by the Company.

                               REGULATORY MATTERS

     Existing Regulation and 1996 Legislation. Television broadcasting is subject to the jurisdiction of the Federal Communications Commission ("FCC") under the Communications Act of 1934, as amended (the "Communications Act"). The Communications Act prohibits the operation of television broadcasting stations except under a license issued by the FCC and empowers the FCC, among other things, to issue, renew, revoke and modify broadcasting licenses; assign frequency bands; determine stations' frequencies, locations, and power; regulate the equipment used by stations; adopt other regulations to carry out the provisions of the Communications Act; impose penalties for violation of such regulations; and impose fees for processing applications and other administrative functions. The Communications Act prohibits the assignment of a license or the transfer of control of a licensee without prior approval of the FCC. Under the Communications Act, the FCC also regulates certain aspects of the operation of cable television systems and other electronic media that compete with broadcast stations.

     The recently enacted Telecommunications Act of 1996 ("the 1996 Act") represents the most comprehensive overhaul of the country's telecommunications laws in more than 60 years. The first Communications Act originated at a time when telephone and broadcasting technologies were quite distinct and addressed different consumer needs. As a consequence, both the statute and its implementing regulatory scheme were designed to compartmentalize the various sectors of the telecommunications industry. The 1996 Act removes the statutory barriers to telephone company ("telco") entry into the video programming delivery business, to cable company provision of telephone service, and to common ownership of broadcast television and cable properties.

     The 1996 Act also significantly changes both the process for renewal of broadcast station licenses and the broadcast ownership rules. First, the 1996 Act establishes a "two-step" renewal process that limits the FCC's discretion to consider applications filed in competition with an incumbent's renewal application. The 1996 Act also substantially liberalizes the national broadcast ownership rules, eliminating the national radio limits and easing the national restrictions on TV ownership. The 1996 Act also relaxes local radio ownership restrictions, but leaves local TV restrictions in place pending further FCC review.

     This new regulatory flexibility is likely to engender aggressive local, regional, and/or national acquisition campaigns. Removal of previous station ownership limitations on leading incumbents (i.e., existing networks and major station groups) can be expected to increase sharply the competition for and the prices of attractive stations.

     License Grant and Renewal. Prior to the passage of the 1996 Act, television broadcasting licenses generally were granted or renewed for a period of five years upon a finding by the FCC that the "public interest, convenience, and necessity" would be served thereby. At the time an application is made for renewal of a television license, parties in interest may file petitions to deny the application, and such parties, including members of the public, may comment upon the service the station has provided during the preceding license term. In addition, prior to passage of the 1996 Act, any person was permitted to file a competing application for authority to operate on the station's channel and replace the incumbent licensee. Renewal applications were granted without a hearing if there were no competing applications or if issues raised by petitioners to deny such applications were not serious. If competing applications were filed, a full comparative hearing was required.

     Under the 1996 Act, the statutory restriction on the length of broadcast licenses has been amended to allow the FCC to grant broadcast licenses for terms of up to eight years. The 1996 Act also requires renewal of a broadcast license if the FCC finds that (1) the station has served the public interest, convenience, and necessity; (2) there have been no serious violations of either the Act or the FCC's rules and regulations by the licensee; and (3) there have been no other serious violations which taken together constitute a pattern of abuse. In making its determination, the FCC may still consider petitions to deny but cannot consider whether the public interest would be better served by a person other than the renewal applicant. Instead, under the 1996 Act, competing applications for the same frequency may be accepted only after the FCC has denied an incumbent's application for renewal of license.

     Although in the vast majority of cases broadcast licenses are renewed by the FCC even when petitions to deny are filed against them, there can be no assurance that any of the Company's stations' licenses will be renewed.

     The main station licenses of the Company's television stations will expire as follows:

STATION                  MARKET                  EXPIRATION DATE
- -------     --------------------------------    ------------------
WFAA-TV     Dallas-Fort Worth                   August 1, 1993(1)
KHOU-TV     Houston                             August 1, 1998
KIRO-TV     Seattle-Tacoma                      February 1, 1999
KXTV        Sacramento-Stockton-Modesto         December 1, 1998
WVEC-TV     Norfolk-Portsmouth-Newport          October 1, 1996
            News-Hampton
WWL-TV      New Orleans                         June 1, 1997
KOTV        Tulsa                               June 1, 1998

- ---------------

(1) An application for renewal of the license for WFAA-TV is pending before the FCC, and the station's license is by statute continued in effect pending action thereon.

     Multiple Ownership Restrictions. The FCC has promulgated rules that, among other things, limit the ability of individuals and entities to own or have an official position or ownership interest above a certain level (an "attributable" interest, as defined more fully below) in broadcast stations, as well as other specified mass media entities. Prior to the passage of the 1996 Act, these rules included limits on the number of radio and television stations that could be owned on both a national and local basis. On a national basis, the rules generally precluded any individual or entity from having an attributable interest in more than 20 AM radio stations, 20 FM radio stations and/or 12 television stations. Moreover, the aggregate audience reach of the co-owned television stations could not exceed 25 percent of all U.S. television households. The 1996 Act directs the FCC to eliminate the 12-station limit for TV station ownership and increase the national audience reach limitation from 25 percent to 35 percent. The 1996 Act also directs the FCC to eliminate its numerical limitations on radio station ownership nationwide.

     On a local basis, FCC rules currently allow an individual or entity to have an attributable interest in only one television station in a market. Further, FCC rules, the Communications Act or both generally prohibit an individual or entity from having an attributable interest in both a television station and a radio station, daily newspaper or cable television system that is located in the same local market area served by the television station. The FCC employs a liberal waiver policy with respect to the TV/radio cross-ownership restriction (the so-called "one-to-a-market" rule) which generally permits common ownership of one AM, one FM, and one TV station in any of the 25 largest markets, provided there are at least 30 separately owned stations.

     In a pending rulemaking proceeding, the FCC has suggested the possibility of narrowing the geographic scope of the local television cross-ownership rule (the so-called "TV duopoly rule") and permitting some two-station combinations in certain (large) markets. Moreover, in the same proceeding, the FCC proposed eliminating the one-to-a-market rule entirely, or at least exempting larger markets. The FCC is also seeking comment on issues of control and attribution with respect to certain time brokerage or local marketing agreements ("LMAs") entered into by television stations.

     The 1996 Act has a direct impact on several of these issues. Specifically, the 1996 Act requires the FCC to conduct a rulemaking proceeding to determine whether the television duopoly rule should be retained, modified or eliminated. In addition, it directs the FCC to extend its one-to-a market waiver policy (allowing TV/radio combinations) to the top 50 markets, consistent with the public interest, convenience and necessity.

     The 1996 Act also substantially relaxes the FCC's limits on local radio station ownership. In addition, the 1996 Act eliminates a statutory prohibition against common ownership of television broadcast stations and cable systems serving the same area, but leaves the current FCC rule in place. The 1996 Act stipulates that the FCC should not consider the repeal of the statutory ban in any review of its applicable rules. The recent legislation also eliminates the FCC's former network/cable cross-ownership limitations, but allows the FCC to adopt regulations if necessary to ensure carriage, appropriate channel positioning, and nondiscriminatory treatment of non-affiliated broadcast stations on network-owned cable systems.

     The 1996 Act does not alter the FCC's newspaper/broadcast cross-ownership restrictions. The Company's ownership of The Dallas Morning News and co-located WFAA, however, predates the adoption of the FCC's rules and therefore has been "grandfathered" by the FCC. Finally, the 1996 Act directs the FCC to revise its long-standing "dual network" rule to permit television broadcast stations to affiliate with an entity that maintains two or more networks, unless the combination is composed of (a) two of the four existing networks (ABC, CBS, NBC or Fox) or (b) any of the four existing networks and one of the two emerging networks (WBN or UPN).

     Expansion of the Company's broadcast operations in particular areas and nationwide will continue to be subject to the FCC's ownership rules and any further changes the FCC or Congress may adopt. Significantly, the 1996 Act requires the FCC to review its remaining ownership rules biennially -- as part of its regulatory reform obligations -- to determine whether its various rules are still necessary. The Company cannot predict the impact of the biennial review process or any other agency or legislative initiatives upon the FCC's broadcast rules. Further, the 1996 Act's relaxation of the FCC's ownership rules may increase the level of competition in one or more of the markets in which the Company's stations are located, particularly to the extent that any of the Company's competitors may have greater resources and thereby be in a better position to capitalize on such changes.

     Under the FCC's ownership rules, a direct or indirect purchaser of certain types of securities of the Company could violate FCC regulations if that purchaser owned or acquired an "attributable" or "meaningful" interest in other media properties in the same areas as stations owned by the Company or in a manner otherwise prohibited by the FCC. All officers and directors of a licensee or its parent, as well as general partners, limited partners who are not properly "insulated" from management activities, and shareholders who own five percent or more of the outstanding voting stock of a licensee (either directly or indirectly), generally will be deemed to have an attributable interest in the license. Certain institutional investors who exert no control or influence over a licensee may own up to ten percent of such outstanding voting stock before attribution occurs.

Under current FCC regulations, debt instruments, non-voting stock, properly insulated limited partnership interests (as to which the licensee certifies that the limited partners are not "materially involved" in the management and operation of the subject media property) and voting stock held by minority shareholders in cases in which there is a single majority shareholder generally are not subject to attribution. The FCC's "cross-interest" policy, which precludes an individual or entity from having a "meaningful" (even though not attributable) interest in one media property and an attributable interest in a broadcast, cable or newspaper property in the same area, may be invoked in certain circumstances to reach interests not expressly covered by the multiple ownership rules.

     In January 1995, the FCC initiated a rulemaking proceeding designed to permit a "thorough review of [its] broadcast media attribution rules." Among the issues on which comment was sought were (i) whether to change the voting stock attribution benchmarks from five percent to ten percent and, for passive investors, from ten percent to twenty percent; (ii) whether there are any circumstances in which non-voting stock interests, which are currently considered non-attributable, should be considered attributable; (iii) whether the FCC should eliminate its single majority shareholder exception (pursuant to which voting interests in excess of five percent are not considered cognizable if a single majority shareholder owns more than fifty percent of the voting power); (iv) whether to relax insulation standards for business development companies and other widely-held limited partnerships; (v) how to treat limited liability companies and other new business forms for attribution purposes; (vi) whether to eliminate or codify the cross-interest policy; and (vii) whether to adopt a new policy which would consider whether multiple cross interests or other significant business relationships (such as time brokerage agreements, debt relationships or holdings of nonattributable interests), which individually do not raise concerns, raise issues with respect to diversity and competition. The Company cannot predict with certainty when this proceeding will be concluded or whether any of these standards will be changed. Should the attribution rules be changed, the Company is unable to predict what effect, if any, such changes would have on the Company or its activities. To the best of the Company's knowledge at present, no officer, director or five percent shareholder of the Company holds an interest in another television station, radio station, cable television system or daily newspaper that is inconsistent with the FCC's ownership rules and policies or the Company's continued ownership of its television stations.

     Alien Ownership Restrictions. The Communications Act restricts the ability of foreign entities or individuals to own or hold certain interests in broadcast licenses. Foreign governments, representatives of foreign governments, non-U.S. citizens, representatives of non-U.S. citizens, and corporations or partnerships organized under the laws of a foreign nation are barred from holding broadcast licenses. Non-U.S. citizens, collectively, may directly or indirectly own or vote up to twenty percent of the capital stock of a licensee. In addition, a broadcast license may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation more than one-fourth of whose capital stock is owned or voted by non-U.S. citizens or their representatives, by foreign governments or their representatives, or by non-U.S. corporations, if the FCC finds that the public interest will be served by the refusal or revocation of such license. The FCC has interpreted this provision of the Communications Act to require an affirmative public interest finding before a broadcast license may be granted to or held by any such corporation, and the FCC has made such an affirmative finding only in limited circumstances. The Company, which serves as a holding company for wholly-owned subsidiaries that serve as licensees for the stations, therefore may be restricted from having more than one-fourth of its stock owned or voted directly or indirectly by non-U.S. citizens, foreign governments, representatives of non-U.S. citizens or foreign governments, or foreign corporations. The Communications Act previously also prohibited grant of a broadcast station license (i) to any corporation with an alien officer or director, or (ii) to any corporation controlled by another corporation with any alien officers or more than one-fourth alien directors. The restrictions on non-U.S. citizens serving as officers or directors of licensees and their parent corporations have been eliminated, however, by the 1996 Act. See "Description of Capital Stock -- Foreign Ownership".

     Other Regulations Affecting Broadcast Stations. The FCC has significantly reduced its past regulation of broadcast stations, including elimination of formal ascertainment requirements and guidelines concerning amounts of certain types of programming and commercial matter that may be broadcast. The U.S. Supreme Court (in 1990) refused to review a lower court decision that upheld the FCC's 1987 action invalidating most aspects of the Fairness Doctrine, which had required broadcasters to present contrasting views on controversial issues of public importance. The FCC may, however, continue to regulate other aspects of fairness obligations in connection with certain types of broadcasts. In addition, there are FCC rules and policies, and rules and policies of other federal agencies, that regulate matters such as network-affiliate relations, the ability of stations to obtain exclusive rights to air syndicated programming, cable systems' carriage of syndicated and network programming on distant stations, political advertising practices, equal employment opportunity, application procedures and other areas affecting the business or operations of broadcast stations. The FCC has adopted rules to implement the Children's Television Act of 1990 ("Children's Television Act"), which, among other provisions, limits the permissible amount of commercial matter in children's programs and requires each television station to present "educational and informational" children's programming.

     Recent Developments; Proposed Legislation and Regulation. The FCC recently decided to eliminate the prime time access rule ("PTAR"), effective August 30, 1996. The PTAR currently limits the ability of television stations within the 50 largest markets that are affiliated with ABC, CBS, or NBC to broadcast network programming (including syndicated programming previously broadcast over any of these networks) during certain prime time hours. The elimination of the PTAR could increase the amount of network programming broadcast over a station affiliated with ABC, CBS or NBC. Such elimination also could result in (i) an increase in the compensation paid by the network (due to the additional prime time hours during which network programming could be aired by a network-affiliated station) and (ii) increased competition for syndicated network programming that previously was unavailable for broadcast by network affiliates during prime time. The FCC also recently announced the elimination of its remaining financial interest and syndication rules. The original rules, first adopted in 1970, severely restricted the ability of ABC, CBS and NBC to obtain financial interests in, or participate in syndication of, prime-time entertainment programming created by independent producers for airing during the networks' evening schedules. The FCC previously lifted the financial interest rules and restraints on foreign syndication. In January 1996, the Supreme Court refused to review lower court decisions that upheld the FCC's restrictions on the broadcast of indecent material and also upheld the agency's policy of imposing substantial monetary sanctions on repeat offenders of the indecency rules. The rules require stations to limit the airing of indecent programming to a 10 p.m.-6 a.m. "safe harbor" period.

     The FCC presently is seeking comment on its policies designed to increase minority ownership of mass media facilities. Congress, however, recently enacted legislation that eliminated the minority tax certificate program of the FCC, which gave favorable tax treatment to entities selling broadcast stations to entities controlled by an ethnic minority. In addition, a recent Supreme Court decision has cast into doubt the continued validity of other FCC programs designed to increase minority ownership of mass media facilities.

     Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation and ownership of the Company's broadcast properties. In addition to the changes and proposed changes noted above, such matters include, for example, the license renewal process, spectrum use fees, political advertising rates, potential restrictions on the advertising of certain products (beer and wine, for example), the rules and policies to be applied in enforcing the FCC's equal employment opportunity regulations, standards to more strictly define the type and quantify the amount of educational and informational programming required under the Children's Television Act, and regulatory schemes to control the amount of violent television programming accessible to children (including implementation, as required under the 1996 Act, of the so-called "V-chip technology," which would permit parents to program television sets so that certain programming would be inaccessible to children). Other matters that could affect the Company's broadcast properties include technological innovations and developments generally affecting competition in the mass communications industry, such as the recent initiation of direct broadcast satellite service, the continued establishment of wireless cable systems and low power television stations, and the advent of telephone company participation in the provision of video programming service.

     Distribution of Video Services by Telephone Companies. Recent actions by Congress, the FCC and the courts all presage significant future involvement in the provision of video services by telephone companies. The Company cannot predict either the timing or the extent of such involvement. These developments relate to a former provision of the Communications Act that prohibited a local telco from providing video programming directly to subscribers within the company's telephone service areas. That provision has now been superseded by the 1996 Act, which provides for telco entry into the distribution of video services either under the laws and rules applicable to cable systems or under new rules to be devised by the FCC for "open video systems" subject to certain common carrier requirements.

     As applied by government regulators historically, the former provision prevented telcos from providing cable service over either the telephone network or a separate cable system located within the telephone service area. However, several telcos have won court rulings invalidating that historic interpretation, including decisions from United States Courts of Appeal in the Fourth and Ninth Circuits. The United States Supreme Court heard oral arguments in the Fourth Circuit case in December 1995, prior to passage of the 1996 Act. Although a resolution of the case is expected by midsummer 1996, in the wake of the new legislation it is not clear whether the Supreme Court will rule on the merits of the constitutional challenge.

     Even before the court challenges, the FCC had reinterpreted the statutory ban in a manner that authorized a broader role for telcos in transporting video programming to subscribers. As originally envisioned in the FCC's 1992 "video dialtone" ("VDT") decision, telcos offering VDT service would provide a transport "platform" to multiple video programmers (including, potentially, competing program packages) on a non-discriminatory, common carrier basis; the telco itself, however, was barred from owning or providing programming to subscribers via a VDT platform. The FCC already has approved several telco applications to construct and operate VDT systems and processed tariffs filed to govern the rates and terms of VDT offerings. In the wake of the first court decisions, the FCC began reviewing its VDT rules to determine whether a telco's direct provision of video programming should be regulated under the VDT rules, under cable rules, or under some hybrid.

     Further FCC action on VDT has been terminated by the 1996 Act. (The legislation does not affect any VDT systems approved prior to enactment of the 1996 Act). Congress instead has determined that telcos may offer video programming either as a traditional cable operator or through operation of an "open video system". The Act requires that the FCC promulgate implementing regulations for such systems within six months of enactment of the legislation. Although Congress specifically preempted the FCC's VDT rulemaking proceeding, the legislation's directives for open video systems resemble the rules adopted or proposed for VDT systems in certain respects. These include the requirements that (1) the operator of an open video system offer carriage capacity to various video programming providers under nondiscriminatory rates, terms, and conditions; and (2) if demand for carriage exceeds the channel capacity of the open video system, the operator is barred from devoting more than one-third of the system's capacity to programming provided by itself or an affiliate.

     The 1992 Cable Act. On October 5, 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"). The FCC began implementing the requirements of the 1992 Cable Act in 1993, and final implementation proceedings remain pending regarding certain of the rules and regulations previously adopted. Certain statutory provisions, such as signal carriage, retransmission consent, and equal employment opportunity requirements, have a direct effect on television broadcasting. Other provisions are focused exclusively on the regulation of cable television but can still be expected to have an indirect effect on the Company because of the competition between over-the-air television stations and cable systems.

     The signal carriage, or "must carry," provisions of the 1992 Cable Act require cable operators to carry the signals of local commercial and non-commercial television stations and certain low power television stations. Systems with 12 or fewer usable activated channels and more than 300 subscribers must carry the signals of at least three local commercial television stations. A cable system with more than 12 usable activated channels, regardless of the number of subscribers, must carry the signals of all local commercial television stations, up to one-third of the aggregate number of usable activated channels of such a system. The 1992 Cable Act also includes a retransmission consent provision that prohibits cable operators and other multi-channel video programming distributors from carrying broadcast signals without obtaining the station's consent in certain circumstances. The "must carry" and retransmission consent provisions are related in that a local television broadcaster, on a cable system-by-cable system basis, must make a choice once every three years whether to proceed under the "must carry" rules or to waive the right to mandatory but uncompensated carriage and negotiate a grant of retransmission consent to permit the cable system to carry the station's signal, in most cases in exchange for some form of consideration from the cable operator. Cable systems must obtain retransmission consent to carry all distant commercial stations other than "super stations" delivered via satellite.

     Under rules adopted to implement these must carry and retransmission consent provisions, local television stations are required to make an election of must carry or retransmission consent every three years. Other issues addressed in the FCC rules were market designations, the scope of retransmission consent and procedural requirements for implementing the signal carriage provisions. Each of the Company's stations elected must carry status on certain cable systems in its television market. This election entitles the stations to carriage on those systems until at least December 31, 1996. In certain other situations, the stations entered into "retransmission consent" agreements with cable systems. The Company is unable to predict whether or not these retransmission consent agreements will be extended and, if so, on what terms.

     On April 8, 1993, a special three-judge panel of the U.S. District Court for the District of Columbia upheld the constitutionality of the must carry provisions of the 1992 Cable Act. Cable interests appealed that ruling directly to the Supreme Court. On June 27, 1994, in a 5-4 decision, the justices determined that must carry "in the abstract" did not constitute a clear violation of the First Amendment. Nevertheless, the Court remanded the case to the District Court and ordered it to determine the factual validity of Congress' premise for enacting the law -- that "the economic health of local broadcasting" would be "in genuine jeopardy" without cable carriage. On remand, the District Court panel held, by a vote of 2-1, that Congress had sufficient evidence about the state of broadcasting and cable competition to determine that mandatory carriage laws were necessary. In response to an appeal filed by cable interests, the Supreme Court recently announced that it will review the District Court's decision in its next term. The Company cannot predict the timing of a decision or the outcome of this appeal. In the meantime, the must carry regulations implemented by the FCC pursuant to the 1992 Cable Act remain in effect.

     The 1992 Cable Act also codified the FCC's basic equal employment opportunity ("EEO") rules and the use of certain EEO reporting forms currently filed by television broadcast stations. In addition, pursuant to the 1992 Cable Act's requirements, the FCC has adopted new rules providing for a review of the EEO performance of each television station at the mid-point of its license term (in addition to renewal time). Such a review will give the FCC an opportunity to evaluate whether the licensee is in compliance with the FCC's processing criteria and notify the licensee of any deficiency in its employment profile. Among the other rulemaking proceedings conducted by the FCC to implement provisions of the 1992 Cable Act have been those concerning cable rate regulation, cable technical standards, cable multiple ownership limits and competitive access to programming.

     The 1992 Cable Act was amended in several important respects by the 1996 Act. Most notably, as discussed above, the 1996 Act repeals the cross-ownership ban between cable and telephone entities and the FCC's current video dialtone rules. These provisions, among others, foreshadow significant future involvement in the provision of video services by telephone companies. The Company cannot predict the impact that telco entry into video programming will have upon the broadcasting industry.

     The 1996 Act also repeals or curtails several cable-related ownership and cross-ownership restrictions. For example, as noted above, the 1996 Act eliminates the broadcast network/cable cross-ownership limitations and the statutory prohibition on TV/cable cross-ownership.

     Advanced Television Service. The FCC has proposed the adoption of rules for implementing advanced television ("ATV") service in the United States. Implementation of digital ATV will improve the technical quality of television signals receivable by viewers and will provide broadcasters the flexibility to offer new services, including high-definition television ("HDTV"), simultaneous multiple programs of standard definition television ("SDTV"), and data broadcasting.

     The FCC must adopt ATV service rules and a table of ATV allotments before broadcasters can provide these services made possible by the new technology. In 1995, the FCC issued a notice of proposed rulemaking ("NPRM") inviting comment on a broad range of issues related to the implementation of ATV, particularly the transition to digital broadcasting. The FCC announced that the anticipated role of digital broadcasting will cause it to revisit certain decisions made in earlier orders. Among other things, the FCC proposed that broadcasters will be allowed the flexibility to transmit a mix of HDTV, SDTV and perhaps other services. The FCC also stated that the NPRM would be followed by two additional proceedings that will address, respectively, the ATV broadcast technical standards and an ATV channel allotment and assignment plan. A final report and order which would launch the ATV system is anticipated in mid to late 1996.

     Absent further legislation requiring the auctioning of ATV channels, it is expected that the FCC will assign all existing television licensees and permitees a second channel on which to provide ATV simultaneously with their current "NTSC" service. After a period of years (the 1992 proposal was for 15 years, although that period of time is under review in the pending FCC proceeding) broadcasters would be required to cease NTSC operations and broadcast only with the newer digital ATV technology. It is also possible that the NTSC channel, once returned to the FCC, will be auctioned for other use. Under certain circumstances, conversion to ATV operations could reduce a station's geographical coverage area; the majority of stations, however, will obtain service areas that match or exceed the limits of existing operations. Recent debates in Congress call into question whether the transition to ATV will proceed as planned. Indeed, several senators favor authorizing the FCC to auction the second channels. Such authority could be contained in budget legislation or a stand-alone spectrum law. In any case, the FCC was asked and, subsequently, agreed to delay licensing ATV stations until the auction issue has been resolved by legislation or until early 1997.

     Due to additional equipment costs, implementation of ATV will impose near-term financial burdens on television stations providing the service. If ATV stations are licensed by auction, this additional expense will apply to broadcasters who choose to implement ATV. At the same time, there is a potential for increased revenues to be derived from ATV. Although the Company believes the FCC will authorize ATV in the United States, the Company cannot predict precisely when or under what conditions such authorization might be given, when NTSC operations will be required to cease, or the overall effect the transition to ATV might have on the Company's business.

     Direct Broadcast Satellite Systems. The FCC has authorized DBS, a service which provides video programming via satellite directly to home subscribers. Local broadcast stations are not carried on DBS systems. In June 1994, DIRECTV, Inc. ("DIRECTV"), an affiliate of the General Motors Company, and United States Satellite Broadcasting Company ("USSB") initiated DBS service. In January 1996, AT&T Corporation announced it had invested $138 million in DIRECTV. In December 1995, EchoStar Satellite Corporation ("EchoStar") launched its first satellite; EchoStar expects to begin service in spring 1996. Directsat Corporation, an affiliate of EchoStar, expects to launch its first satellite in summer 1996, with service to begin a few months later.

     In October 1995, the FCC upheld a decision of its International Bureau revoking the DBS permit of Advanced Communications Corporation ("ACC"). The FCC's decision has been appealed to federal court. ACC's primary orbital slot, which is capable of providing service to the entire United States, was acquired at auction in January 1996 by a partnership of MCI Telecommunications Corporation and The News Corporation Limited. ACC's second orbital slot, which can serve the western half of the United States, was acquired at auction in January 1996 by EchoStar. The auction results are subject to the outcome of the appeal for the FCC's order revoking ACC's permit. Other parties hold authorizations to provide DBS service, but have not launched their proposed satellites. It is uncertain if or when additional service by MCI, EchoStar, or other parties may commence.

     As part of the 1996 Act, Congress recently required the FCC to promulgate regulations to prohibit restrictions that impair a viewer's ability to receive video programming services through over-the-air reception devices, multipoint distribution service, or direct broadcast satellite services. The legislation also awards the FCC exclusive jurisdiction to regulate the provision of direct-to-home satellite services, and limits the authority of local jurisdictions to tax direct-to-home satellite service providers.

     The foregoing does not purport to be a complete summary of all the provisions of the Communications Act, the 1996 Act, or the 1992 Cable Act, nor of the regulations and policies of the FCC thereunder. Proposals for additional or revised regulations and requirements are pending before and are being considered by Congress and federal regulatory agencies from time to time. Also, various of the foregoing matters are now, or may become, the subject of court litigation, and the Company cannot predict the outcome of any such litigation or the impact on its broadcast business.

                                   EMPLOYEES

     As of December 31, 1995, the Company had 3,489 full-time employees. An additional 173 employees were added on January 1, 1996 following the Owensboro acquisition. Of the total workforce of 3,662, the Company has 234 employees, located principally at its Seattle, New Orleans and Dallas-Fort Worth television stations, that are represented by various employee unions. The Company believes its relations with all of its employees are good.

                               LEGAL PROCEEDINGS

     There are legal proceedings pending against the Company, including a number of actions for alleged libel. In the opinion of management, liabilities, if any, arising from these actions would not have a material adverse effect on the consolidated results of operations or financial position of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                     NAME                    AGE                POSITIONS HELD
    --------------------------------------   ---    --------------------------------------
    Robert W. Decherd.....................   44     Chairman of the Board, President and
                                                    Chief Executive Officer
    Ward L. Huey, Jr......................   57     Vice Chairman of the Board and
                                                    President, Broadcast Division
    Burl Osborne..........................   58     Director and President, Publishing
                                                    Division
    Michael J. McCarthy...................   51     Senior Vice President, General Counsel
                                                    and Secretary
    Michael D. Perry......................   49     Senior Vice President and Chief
                                                    Financial Officer
    John W. Bassett, Jr...................   58     Director
    Judith L. Craven, M.D., M.P.H.........   50     Director
    Roger A. Enrico.......................   51     Director
    Dealey D. Herndon.....................   49     Director
    Lester A. Levy........................   73     Director
    Arturo Madrid, Ph.D...................   57     Director
    James M. Moroney, Jr..................   74     Director
    Hugh G. Robinson......................   63     Director
    William T. Solomon....................   53     Director
    Thomas B. Walker, Jr..................   72     Director
    J. McDonald Williams..................   54     Director

     ROBERT W. DECHERD has served as a director of the Company since March 1976. He has been Chairman of the Board and Chief Executive Officer of the Company since January 1987. Mr. Decherd became President of the Company in January 1994, and previously served as President from January 1985 through December 1986. From January 1984 through December 1986, he served as Chief Operating Officer. Mr. Decherd is a member of the Board of Directors of CCBG Corporation and became a member of the Board of Directors of Kimberly-Clark Corporation in February 1996.

     WARD L. HUEY, JR. has served as a director of the Company since April 1982. He has been Vice Chairman of the Board and President, Broadcast Division since January 1987. He was President and Chief Executive Officer of the Company's broadcasting subsidiary, Belo Broadcasting Corporation, from April 1981 through December 31, 1986, at which time the stock ownership of the broadcasting subsidiaries changed from Belo Broadcasting Corporation to the Company.

     BURL OSBORNE has served as a director of the Company since January 1987. He has been President, Publishing Division of the Company since November 1995. Since January 1991, Mr. Osborne has been Publisher and Editor of The Dallas Morning News, Inc., a subsidiary of the Company. Mr. Osborne was President and Editor of The Dallas Morning News, Inc. from 1985 through December 1990.

     MICHAEL J. MCCARTHY has been Senior Vice President of the Company since January 1987 and has been Secretary and General Counsel since October 1985. He served as Vice President of the Company from 1985 to 1987.

     MICHAEL D. PERRY has been Senior Vice President, Chief Financial Officer of the Company since November 1987. From January 1989 through December 1991, Mr. Perry was also Treasurer. He served as Vice President, Controller of the Company from January 1984 to November 1987.

     JOHN W. BASSETT, JR. has served as a director of the Company since March 1979. He is a practicing attorney and is a partner in the law firm of Bassett & Copple, LLP in Roswell, New Mexico. Prior to forming Bassett & Copple, LLP in October 1995, Mr. Bassett was a stockholder in the law firm of Atwood, Malone, Mann & Turner, P.A., Roswell, New Mexico, for ten years.

     JUDITH L. CRAVEN, M.D., M.P.H. has served as a director of the Company since December 1992. Since July 1992, she has served as President of the United Way of the Texas Gulf Coast. From February 1983 to June 1992, Dr. Craven served as Dean of the School of Allied Health Sciences of the University of Texas Health Science Center at Houston and from September 1987 to June 1992 as Vice President of Multicultural Affairs for the University of Texas Health Science Center.


     ROGER A. ENRICO has served as a director of the Company since July 1995. In April 1996, he became Chief Executive Officer of PepsiCo, Inc. He served as Chairman and Chief Executive Officer of PepsiCo Worldwide Restaurants from the end of 1994 and Vice Chairman of PepsiCo, Inc. from 1993 until March 1996. Mr. Enrico was Chairman and Chief Executive Officer of PepsiCo Worldwide Foods from 1992 to 1993 and President and Chief Executive Officer of Frito-Lay, Inc. from 1991 to 1992. Mr. Enrico is a member of the Boards of Directors of PepsiCo, Inc., Dayton Hudson Corporation, The Prudential Insurance Company of America, Inc. and the United Negro College Fund.


     DEALEY D. HERNDON has served as a director of the Company since May 1986. Since November 1995, Mrs. Herndon has been President of Herndon, Stauch & Associates, a project and construction management firm. Mrs. Herndon served from 1991 to September 1995 as the Executive Director of the State Preservation Board of the State of Texas. She serves on the Boards of Directors of the Friends of the Governor's Mansion, Capital Area United Way and St. Edward's University in Austin, Texas. Mrs. Herndon is also a Trustee of the National Trust for Historic Preservation in Washington, D.C.

     LESTER A. LEVY has served as a director of the Company since April 1985. He has been Chairman of the Board of Directors of NCH Corporation, a chemical products company, since 1965 and has been with NCH Corporation since 1946.

     ARTURO MADRID, PH.D. has served as a director of the Company since January 1994. He is the Murchison Distinguished Professor of the Humanities at Trinity University in San Antonio, Texas. He assumed this position in September 1993 after serving from 1984 until 1993 as the founding president of the Tomas Rivera Center, a national institute co-located at The University of Texas at Austin and the Claremont (CA) Graduate School which focuses on Latino policy issues.

     JAMES M. MORONEY, JR. has served as a director of the Company since February 1952. He served as Chairman of the Board of the Company from April 1984 through December 1986, and from January 1983 through December 1986 he served as Chief Executive Officer of the Company. Mr. Moroney currently serves as Chairman of the Board of Trustees for the University of Dallas.

     HUGH G. ROBINSON has served as a director of the Company since May 1989. Mr. Robinson is Chairman and Chief Executive Officer of The Tetra Group, a construction management firm. He has held that position since 1989, and for more than five years prior to such date Mr. Robinson was President of Cityplace Development Corporation, a real estate development subsidiary of The Southland Corporation. Mr. Robinson is a former Chairman and Board member of the Federal Reserve Bank of Dallas. He is currently a member of the Boards of Directors of TU Electric Company, Guaranty Federal Savings Bank, Smith Environmental Services, Inc. and Circuit City Stores, Inc., and is a Trustee of Columbus Realty Trust, a real estate investment trust.

     WILLIAM T. SOLOMON has served as a director of the Company since April 1983. He is the Chairman, President and Chief Executive Officer of Austin Industries, Inc., a general construction company, a position he has held since 1987. Prior to 1987, Mr. Solomon was President and Chief Executive Officer of Austin Industries, Inc.

     THOMAS B. WALKER, JR. has served as a director of the Company since April 1982. He has been a partner, either general or limited, in The Goldman Sachs Group, L.P., investment bankers, since 1968. Mr. Walker is a member of the Boards of Directors of NCH Corporation, SYSCO Corporation and Riviana Foods, Inc.

     J. MCDONALD WILLIAMS has served as a director of the Company since April 1985. Mr. Williams is Chairman of Trammell Crow Company, a real estate services firm. From 1991 until July 1994, Mr. Williams was President and Chief Executive Officer of Trammell Crow Company and from 1977 to December 1990, he was managing partner of Trammell Crow Company. Mr. Williams is a member of the Board of Directors of Mitchell Energy & Development Corp.

STOCK OWNERSHIP BY MANAGEMENT

     At December 31, 1995, the Company's executive officers and directors as a group (17 persons) beneficially owned 6,904,799 shares of Series A Common Stock and 4,706,474 shares of Series B Common Stock, representing approximately 30% of the Company's outstanding shares of Common Stock (Series A and Series B combined) and approximately 43.9% of the voting power attributable to such outstanding shares. After giving effect to the sale of 5,000,000 shares of Series A Common Stock in the Offerings as of December 31, 1995, the shares of Common Stock owned by such group would have represented approximately 26.4% of the outstanding shares of Common Stock (both Series A and Series B) and approximately 42.2% of the voting power.

     At December 31, 1995, Robert W. Decherd, Dealey D. Herndon and James M. Moroney, Jr. beneficially owned shares of the Common Stock (both Series A and Series B) aggregating 3,198,441, 2,364,270 and 1,670,232, respectively, representing approximately 8.3%, 6.2% and 4.4%, respectively, of the outstanding shares of Common Stock (both Series A and Series B). After giving effect to the sale of 5,000,000 shares of Series A Common Stock in the Offerings as of December 31, 1995, Mr. Decherd, Mrs. Herndon and Mr. Moroney's beneficial ownership would have represented approximately 7.4%, 5.5% and 3.9%, respectively.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 150,000,000 shares of Common Stock, $1.67 par value per share ("Common Stock"), and 5,000,000 shares of Preferred Stock, $1.00 par value per share ("Preferred Stock").

COMMON STOCK

     The Company's 150,000,000 shares of authorized Common Stock may be issued and designated as Series A Common Stock, Series B Common Stock and/or Series C Common Stock. As of December 31, 1995, 15,000,000 shares of Common Stock had been designated Series B Common Stock and 135,000,000 shares of Common Stock had been designated Series A Common Stock. No shares of Series C Common Stock have been designated. Under the Company's Certificate of Incorporation, the Company may not issue any additional shares of Series B Common Stock if such issuance would result in the Series A Common Stock being excluded from trading on the NYSE or other national stock exchange or quotation system. Except for this limitation, the Board of Directors has the authority to fix the number of shares constituting any such series and to increase or decrease the number of shares of any series prior to or after the issuance of shares of that series, but not below the number of shares of such series then outstanding.

     The issued and outstanding shares of Series A Common Stock and Series B Common Stock vote together as a single class on all matters submitted to a vote of shareholders, with each issued and outstanding share of Series A Common Stock entitled to one vote and each issued and outstanding share of Series B Common Stock entitled to ten votes on all such matters, except that class votes by series are required with respect to (i) any amendment to the Company's Certificate of Incorporation that alters or changes the powers, preferences, or special rights of their respective series so as to affect them adversely, and (ii) such other matters as require class votes under the Delaware General Corporation Law. Cumulative voting is not permitted in the election of directors.

     Transferability of the Series B Common Stock is limited to family members and affiliated entities of the holder. Shares of Series B Common Stock are convertible at any time on a one-for-one basis into Series A Common Stock.

     Holders of either series of Common Stock are entitled to receive dividends, if any, as may be declared by the Company's Board of Directors out of funds legally available therefor and are entitled to share ratably in the net assets available for distribution to such holders upon liquidation, dissolution and winding up of the Company. Dividends must be paid on both the Series A Common Stock and Series B Common Stock at any time that dividends are paid on either.

PREFERRED STOCK

     None of the Company's 5,000,000 shares of authorized Preferred Stock is outstanding. The Company's Certificate of Incorporation authorizes the Board of Directors, without any further action by the shareholders, to issue the Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designations, powers, preferences and rights of the shares of each series and the qualifications, limitations or restrictions thereof. Although the ability of the Board of Directors to designate and issue shares of the Preferred Stock provides desirable flexibility, including the ability to engage in future public offerings to raise additional capital, the issuance of shares of the Preferred Stock may have adverse effects on the holders of Common Stock, including restrictions on dividends on the Common Stock if dividends on shares of the Preferred Stock have not been paid; dilution of voting power of the Common Stock to the extent the shares of the Preferred Stock have voting rights; or, deferral of participation in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to holders of shares of the Preferred Stock. In addition, issuance of shares of the Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock and accordingly may be used as an "anti-takeover" device. The Board of Directors, however, currently does not contemplate the issuance of any shares of the Preferred Stock unless required in connection with the Company's shareholders rights plan. See "-- Certain Anti-Takeover Matters -- Shareholders Rights Plan".

FOREIGN OWNERSHIP

     The Company's Bylaws provide that at no time shall aliens (as defined in the Bylaws) (i) own, directly or indirectly, more than one-fourth of the equity in the Company, or in any other corporation directly or indirectly controlling the Company, that is represented by the issued and outstanding capital stock; or
(ii) vote, directly or indirectly, more than one-fourth of the total voting rights in the Company, or in any other corporation directly or indirectly controlling the Company, that are represented by the issued and outstanding capital stock. The percentage of voting rights and equity ownership of aliens in the Company's issued and outstanding capital stock shall be determined in accordance with the Communications Act and FCC rules and regulations. If and so long as circumstances exist which violate the foregoing Bylaw provisions, any shareholders causing or contributing to such violation shall have no voting, dividend or other rights with respect to the shares of the Company that they may hold, except the right to transfer such shares in such a manner that the violation will cease to exist. No transfers of shares of domestic record to aliens shall be made if such a violation exists or if such transfer would result in such a violation. If the Company shall determine that stock of domestic record in fact is held or voted, in whole or in part, by or for the account of an alien, and that such interest would give rise to a violation of the foregoing Bylaw provision, the holder of such stock shall not be entitled to vote, to receive dividends or to exercise any other normal shareholder rights, except the right to transfer such stock to a citizen of the United

States of America. The Board of Directors has broad authority under the Bylaws to administer these provisions. See "Business -- Regulatory Matters".

CERTAIN ANTI-TAKEOVER MATTERS

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, subject to certain exceptions,
Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines a "business combination" to include certain mergers, consolidations, asset sales and stock issuances and certain other transactions resulting in a financial benefit to an "interested stockholder." In addition, Section 203 defines an "interested stockholder" to include any entity or person beneficially owning 15 percent or more of the outstanding voting stock of the corporation and any entity or person affiliated with such an entity or person.

     CERTIFICATE OF INCORPORATION; BYLAWS

     The Company's Certificate of Incorporation and Bylaws contain several provisions that may make the acquisition of control of the Company by means of a tender offer, open market purchases, a proxy contest or otherwise more difficult. Set forth below are brief descriptions of those provisions.

     Classified Board of Directors. The Bylaws divide the Board of Directors into three classes, with each class being as nearly equal in number as possible. At each annual meeting of shareholders, directors are elected to succeed those directors whose terms have expired, and each newly elected director serves for a three-year term. The Company believes that a classified Board of Directors helps assure the continuity and stability of the Company's Board of Directors and the Company's business strategies and policies. The classified board provision could increase the likelihood that, in the event of a takeover of the Company, incumbent directors will retain their positions. In addition, the classified board provision helps ensure that the Company's Board of Directors, if confronted with an unsolicited proposal from a third party that has acquired a block of the voting stock of the Company, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all shareholders.

     Removal of Directors; Filling Vacancies. Under the Company's Bylaws, a director may be removed from office only for cause and by a vote of shareholders representing not less than a majority of the voting power of the stock entitled to vote in an election of directors. The Bylaws further provide that vacant directorships may be filled by the Board of Directors.

     No Shareholder Action by Written Consent; Special Meeting. The Company's Certificate of Incorporation provides that shareholders may only take action at an annual or special meeting. The shareholders are thus prohibited from taking action by written consent in lieu of a meeting. The Company's Bylaws provide that special meetings of shareholders may only be called by (i) the

Chief Executive Officer, (ii) the Board of Directors or (iii) the holders of not less than one-fifth of the voting power of all shares entitled to vote at the meeting.

     Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Company's Bylaws establish advance notice procedures with regard to shareholder proposals and the nomination of candidates for election as directors, other than by or at the direction of the Board of Directors. These procedures provide that the notice of shareholder proposals and shareholder nominations for the election of directors at a meeting must be in writing and received at the principal executive offices of the Company generally not less than 30 days nor more than 60 days prior to the meeting and under certain circumstances no later than the close of business on the tenth day following the day on which notice of the meeting was mailed or public disclosure of the date of the meeting was made. The notice of shareholder nominations must set forth certain information specified in the Bylaws and comply with applicable federal proxy rules.

     Supermajority and Fair Price Provisions. Article Eleven of the Certificate of Incorporation provides that for purposes of Sections 251, 253, 271, 275, and 311 of the Delaware General Corporation Law (pertaining to mergers, consolidations of assets and dissolutions), where applicable, the affirmative vote of the holders of at least two-thirds, rather than a majority as provided by statute, of the outstanding stock, or any class or series thereof, entitled to vote in accordance therewith shall be required. Article Twelve of the Company's Certificate of Incorporation requires the affirmative vote of the holders of at least 80 percent of all of the then outstanding shares of capital stock of the Company for approval of certain business transactions with any interested shareholder (as defined) of the Company, including certain mergers, sales or other dispositions of assets, issuances of securities, liquidations, dissolutions, or recapitalizations of the Company. The 80% vote requirement does not apply to any transaction that is approved by a majority of the Company's continuing directors (as defined) or to any transaction that satisfies certain procedural requirements set forth in Article Twelve, as well as form of consideration and minimum price requirements.

     SHAREHOLDERS RIGHTS PLAN

     On February 28, 1996, the Company's Board of Directors authorized the amendment and restatement of the Company's preferred share purchase rights plan which was originally adopted in 1986 and was scheduled to expire in March 1996. Pursuant to the Amended and Restated Rights Agreement approved by the Company's Board of Directors (the "Rights Agreement"), each share of Common Stock currently outstanding (both Series A Common Stock and Series B Common Stock) and each share of Common Stock to be outstanding hereafter (unless and until the Rights expire or are redeemed or a "Distribution Date", as described below, occurs) will be accompanied by one preferred share purchase right (a "Right") entitling the registered holder to purchase from the Company one one-hundredth of a share of Preferred Stock at an exercise price of $150.00 per one one-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The shares of Series A Common Stock sold in the Offerings will be accompanied by Rights. The Rights Agreement and the Rights will expire in 2006, unless extended.

     The Rights are and will be evidenced by the Common Stock certificates representing the shares which they accompany, and no separate Rights certificates will be distributed, until the occurrence of a "Distribution Date". The Rights will separate from the Common Stock and a "Distribution Date" will occur at the close of business on the earlier of (x) the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired or obtained the right to acquire beneficial ownership of 30 percent or more of the outstanding Common Stock (an "Acquiring Person"), unless the person becomes the owner of 30 percent solely by reason of share purchases by the Company or under certain other circumstances, or (y) the tenth business day following the commencement of (or announcement of the intent to commence) a tender offer or exchange offer (other than by the Company or certain affiliates) that would result in a person or group beneficially owning 30 percent or more of the outstanding Common Stock. The Rights

Agreement permits the Company's Board of Directors to reduce the 30 percent threshold to as low as 10 percent and to redeem the Rights at a price of $.01 per Right (subject to adjustment).

     In the event that (i) a person or group becomes an Acquiring Person or (ii) the Company is acquired in a merger or business combination or 50 percent or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise and payment of the exercise price, Common Stock (or, in certain circumstances, cash, property or other securities of the acquiring company) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any of the events set forth in clauses (i) or (ii) of this paragraph, all Rights that are or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person will be null and void. At any time after a person or group becomes an Acquiring Person and prior to the acquisition of 50 percent or more of the voting power of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by the Acquiring Person) in whole or in part at an exchange ratio of one share of Series A Common Stock or Series B Common Stock, as determined by the Board of Directors, per Right, subject to adjustment.

     For example, at an exercise price of $150.00 per Right, each Right not owned by an Acquiring Person following either of the events set forth in clauses
(i) or (ii) of the preceding paragraph would entitle its holder to purchase $300.00 worth of Common Stock (or other consideration, as noted above), determined pursuant to a formula set forth in the Rights Agreement, for $150.00. Assuming that the Common Stock (or other consideration) had a per share market price of $37.50 at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock (or other consideration) for $150.00.

     Certain of the provisions described in this "Description of Capital Stock" section could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to preserve and protect the Company's assets and to reduce the vulnerability of the Company to an unsolicited acquisition proposal and are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares that could result from actual or rumored takeover attempts and may also have the effect of preventing changes in the management of the Company.

LIMITATIONS ON DIRECTOR LIABILITY

     The Company's Certificate of Incorporation provides that, to the fullest extent permitted by the General Corporation Law of Delaware, a director or former director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Series A Common Stock is Chemical Mellon Shareholder Services, LLC.

LISTING

     The Series A Common Stock is listed on the New York Stock Exchange under the symbol "BLC".

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co. and Smith Barney Inc. are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Series A Common Stock set forth opposite its name below:

                                                                           NUMBER OF SHARES
                                                                             OF SERIES A
                                UNDERWRITER                                  COMMON STOCK
    --------------------------------------------------------------------   ----------------
    Goldman, Sachs & Co. ...............................................
    Smith Barney Inc. ..................................................

                                                                               ---------
              Total.....................................................       4,000,000
                                                                               =========

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Series A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such price less a concession of $          per share. The U.S. Underwriters may
allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Series A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 1,000,000 shares of Series A Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International and Smith Barney Inc.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Series A Common Stock, directly or indirectly, only in the United States or America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States of any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Series A Common Stock (a) in the United States or to any U.S. persons or (b) to any person whom it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Series A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 600,000 additional shares of Series A Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,000,000 shares of Series A Common Stock offered. The Company has granted the International Underwriters a similar option exercisable for 30 days to purchase up to an aggregate of 150,000 additional shares of Series A Common Stock.

     The Company and its directors and executive officers have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee and director benefit plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Series A Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Series A Common Stock, without the prior written consent of the representatives except for the shares of Series A Common Stock offered in connection with the concurrent U.S. and international offerings.

     Thomas B. Walker, Jr., a director of the Company, is a Limited Partner of The Goldman Sachs Group, L.P., which is a general partner of and owns a 99 percent interest in Goldman, Sachs & Co.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of Series A Common Stock offered hereby is being passed upon for the Company by Locke Purnell Rain Harrell (A Professional Corporation) ("Locke Purnell"), Dallas, Texas. Attorneys employed by Locke Purnell own shares of Common Stock in the Company. Certain legal matters in connection with the Series A Common Stock offered hereby are being passed upon for the Underwriters by Baker & Botts, L.L.P., Dallas, Texas.

                                    EXPERTS

     The Consolidated Financial Statements of the Company included in the Company's Annual Report (Form 10-K) for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 7th Floor, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such materials may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-8598) pursuant to the Exchange Act are incorporated herein by reference:

     1. Annual Report on Form 10-K for the year ended December 31, 1995, and

     2. all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Series A Common Stock.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Public Affairs Department, A. H. Belo Corporation, P.O. Box 655237, Dallas, Texas 75265, telephone: (214) 977-6606.

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

================================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                                         PAGE
                                                         ----
                 Prospectus Summary...................     3
                 Use of Proceeds......................     6
                 Price Range of Series A Common Stock
                   and Dividends......................     6
                 Capitalization.......................     7
                 Selected Consolidated Financial
                   Data...............................     8
                 Management's Discussion and Analysis
                   of Financial Condition and Results
                   of Operations......................    10
                 Business.............................    17
                 Management...........................    40
                 Description of Capital Stock.........    42
                 Underwriting.........................    47
                 Legal Matters........................    49
                 Experts..............................    49
                 Available Information................    49
                 Incorporation of Certain Documents by
                   Reference..........................    50


================================================================================


================================================================================

                                5,000,000 SHARES

                                      LOGO

                             SERIES A COMMON STOCK
                          (PAR VALUE $1.67 PER SHARE)


                             ---------------------

                                   PROSPECTUS

                             ---------------------


                              GOLDMAN, SACHS & CO.

                               SMITH BARNEY INC.


                      REPRESENTATIVES OF THE UNDERWRITERS

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                      [INTERNATIONAL OFFERING COVER PAGE]


                   SUBJECT TO COMPLETION, DATED APRIL 2, 1996


                                5,000,000 SHARES

                                      LOGO

                             SERIES A COMMON STOCK
                          (PAR VALUE $1.67 PER SHARE)

                             ---------------------

     Of the 5,000,000 shares of Series A Common Stock offered, 1,000,000 shares are being offered hereby in an international offering outside the United States and 4,000,000 shares are being offered in a concurrent United States offering. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".


     The last reported sale price of the Series A Common Stock, which is listed under the symbol "BLC", on the New York Stock Exchange on March 29, 1996 was $34.00 per share. See "Price Range of Series A Common Stock and Dividends".


     After giving effect to the offerings (assuming the Underwriters' over-allotment option is not exercised) as of December 31, 1995, the Company had outstanding 33,961,753 shares of Series A Common Stock with one vote per share and 9,280,179 shares of Series B Common Stock with ten votes per share. As a result, the holders of Series B Common Stock will have the exclusive right to vote shares constituting approximately 73% of the combined voting power of the Series A and Series B Common Stock. See "Description of Capital Stock".

                             ---------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                             ---------------------

                                                  INITIAL PUBLIC     UNDERWRITING     PROCEEDS TO
                                                  OFFERING PRICE     DISCOUNT(1)      COMPANY(2)
                                                  --------------     ------------     -----------
Per Share.......................................   $                 $                $
Total(3)........................................   $                 $                $

- ---------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $          payable by the Company.
(3) The Company has granted the Underwriters options for 30 days to purchase up to an additional 750,000 shares of Series A Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the
    Company will be $          , $          and $          , respectively. See
    "Underwriting".

                             ---------------------

     These shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New
York, on or about             , 1996.

GOLDMAN SACHS INTERNATIONAL                                    SMITH BARNEY INC.

                             ---------------------

               The date of this Prospectus is             , 1996.

                  [INTERNATIONAL OFFERING REPLACEMENT SECTION]

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the International Underwriters named below, and each of such International Underwriters, for whom Goldman Sachs International and Smith Barney Inc. are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                          NUMBER OF SHARES
                                                                            OF SERIES A
                                UNDERWRITER                                 COMMON STOCK
    --------------------------------------------------------------------  ----------------
    Goldman Sachs International.........................................
    Smith Barney Inc....................................................

                                                                              ---------
              Total.....................................................      1,000,000
                                                                              =========

     Under the terms and conditions of the Underwriting Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The International Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at
such price less a concession of $          per share. The International
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to certain brokers and dealers. After the shares of
Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the underwriters of the U.S. offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 4,000,000 shares of Common Stock in the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the U.S. offering, and vice versa. The representatives of the U.S. Underwriters are Goldman, Sachs & Co. and Smith Barney Inc.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters named herein has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered

                  [INTERNATIONAL OFFERING REPLACEMENT SECTION]

as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person whom it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the International Underwriters and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Company has granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 150,000 additional shares of Common stock solely to cover over-allotments, if any. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 1,000,000 shares of Common Stock offered. The Company has granted the U.S. Underwriters a similar option to purchase up to an aggregate of 600,000 additional shares of Common Stock.

     The Company and its directors and executive officers have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee and director benefit plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock, without the prior written consent of the representatives except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings.

     Each International Underwriter has also agreed that (a) it has not offered or sold and prior to the date six months after the date of issue of the shares of Common Stock will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied, and will comply with, all applicable provisions of the Financial Services Act of 1986 of Great Britain with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of Common Stock to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

     Buyers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the public offering price.

     Thomas B. Walker, Jr., a director of the Company, is a Limited Partner of The Goldman Sachs Group, L.P., which is a general partner of and owns a 99% interest in Goldman, Sachs & Co.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                        [INTERNATIONAL OFFERING PAGE 50]

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-8598) pursuant to the Exchange Act are incorporated herein by reference:

     1. Annual Report on Form 10-K for the year ended December 31, 1995, and

     2. all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Series A Common Stock.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Public Affairs Department, A. H. Belo Corporation, P.O. Box 655237, Dallas, Texas 75265-5237, telephone: (214) 977-6606.

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

     This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the shares in any jurisdiction in which such offer or solicitation is unlawful. There are restrictions on the offer and sale of the shares in the United Kingdom. All applicable provisions of the Financial Services Act 1986 and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in relation to the shares, in, from or otherwise involving the United Kingdom must be complied with. See "Underwriting".

     In this Prospectus, reference to "dollars", "U.S.$" and "$" are to United States dollars.

                    [International Offering Back Cover Page]

================================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                                          PAGE
                                                          ----
                  Prospectus Summary...................     3
                  Use of Proceeds......................     6
                  Price Range of Series A Common Stock
                    and Dividends......................     6
                  Capitalization.......................     7
                  Selected Consolidated Financial
                    Data...............................     8
                  Management's Discussion and Analysis
                    of Financial Condition and Results
                    of Operations......................    10
                  Business.............................    17
                  Management...........................    40
                  Description of Capital Stock.........    42
                  Underwriting.........................    47
                  Legal Matters........................    49
                  Experts..............................    49
                  Available Information................    49
                  Incorporation of Certain Documents by
                    Reference..........................    50


================================================================================


================================================================================

                                5,000,000 SHARES

                                      LOGO

                             SERIES A COMMON STOCK
                          (PAR VALUE $1.67 PER SHARE)


                             ---------------------

                                   PROSPECTUS

                             ---------------------


                          GOLDMAN SACHS INTERNATIONAL

                               SMITH BARNEY INC.


                      REPRESENTATIVES OF THE UNDERWRITERS

================================================================================

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table indicates the expenses to be incurred in connection with the Offerings described in this Registration Statement. All expenses are estimated except the SEC and NASD fees.


    SEC Registration Fee.....................................................  $ 69,400
    NASD Filing Fee..........................................................    20,600
    Transfer Agent and Registrar Fees........................................    15,000
    Blue Sky Fees (including counsel fees)...................................    15,000
    Accountants' Services and Expenses.......................................    75,000
    Legal Services and Expenses..............................................   175,000
    Printing and Engraving Fees..............................................   100,000
    Miscellaneous............................................................    30,000
                                                                               --------
              Total..........................................................  $500,000
                                                                               ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the Delaware General Corporation Law (the "DGCL"), the Company, as a Delaware corporation, has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason that they were or are such directors, officers, employees or agents, against expenses and liabilities incurred in any such action, suit or proceeding so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of such corporation, and with respect to any criminal action, that they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate. A Delaware corporation also has the power to purchase and maintain insurance for such persons.

     Article XI of the Bylaws of the Company provides for indemnification of, and advancement of expenses to, directors and officers to the fullest extent permitted by the DGCL. Reference is made to the Bylaws of the Company.

     Reference is also made to the indemnification provisions of the Underwriting Agreement, the forms of which have been filed as Exhibits 1.1 and
1.2 hereto, under which the Underwriters have agreed to indemnify the Company, its directors and officers and certain other persons against liabilities, including liabilities under the Securities Act of 1933, with respect to information furnished in writing to the Company for use in this Registration Statement.

     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director provided that such provisions may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL or
(iv) for any transaction from which the director derived an improper personal benefit. Article Fifteen of the Company's Certificate of Incorporation contains such a provision.

     The above discussion of the Company's Certificate of Incorporation, Bylaws and of Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such Certificate of Incorporation, Bylaws and statutes.

ITEM 16. EXHIBITS.


        *1.1         -- Form of U.S. Underwriting Agreement.
        *1.2         -- Form of International Underwriting Agreement.
         4.1         -- Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibits 3.1-3.7 filed with or incorporated in Company's
                        Annual Report on Form 10-K for the year ended December 31, 1995 (the
                        "1995 10-K")).
         4.2         -- By-Laws of the Company, as amended (incorporated by reference to
                        Exhibit 3.8 filed with the 1995 10-K).
         4.3         -- Specimen Form of Certificate representing shares of the Company's
                        Series A Common Stock (incorporated by reference to Exhibit 4.2 filed with the 1995 10-K).
         4.4         -- Specimen Form of Certificate representing shares of the Company's
                        Series B Common Stock (incorporated by reference to Exhibit 4.3 filed with the 1995 10-K).
         4.5         -- Amended and Restated Rights Agreement, dated as of February 28, 1996,
                        (incorporated by reference to Exhibit 4.4 filed with the 1995 10-K).
         5.1         -- Opinion of Locke Purnell Rain Harrell (A Professional Corporation) as
                        to validity of the securities registered hereby.
        23.1         -- Consent of Ernst & Young LLP.
        23.2         -- Consent of Locke Purnell Rain Harrell (A Professional Corporation)
                        (set forth in its opinion filed as Exhibit 5.1).
       *24.1         -- Powers of attorney.


- ---------------


* Filed previously


ITEM 17. UNDERTAKINGS.

     The undersigned Company hereby undertakes to provide the Representatives of the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The Company hereby undertakes that:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or
         (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and

Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 2nd day of April, 1996.


                                            A. H. Belo Corporation,
                                            a Delaware corporation


                                            By:    /s/  MICHAEL D. PERRY
                                                -----------------------------
                                                       Michael D. Perry
                                                  Senior Vice President and
                                                   Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on April 2, 1996.



                  SIGNATURE                               TITLE
- ---------------------------------------------  ----------------------------
              /s/  ROBERT W. DECHERD*          Chairman of the Board,
       --------------------------------------    President and Chief
              Robert W. Decherd                  Executive Officer


              /s/  WARD L. HUEY, JR.*          Vice Chairman of the Board
       --------------------------------------    and President, Broadcast
              Ward L. Huey, Jr.                  Division


                  /s/  BURL OSBORNE*           Director and President,
       --------------------------------------    Publishing Division
                Burl Osborne


                /s/  MICHAEL D. PERRY          Senior Vice President and
       --------------------------------------    Chief Financial Officer
              Michael D. Perry


                  /s/  DUNIA A. SHIVE          Vice President/Finance
       --------------------------------------    (Chief Accounting Officer)
               Dunia A. Shive

                  SIGNATURE                               TITLE
- ---------------------------------------------  ----------------------------
            /s/  JOHN W. BASSETT, JR.*         Director
     ----------------------------------------
            John W. Bassett, Jr.


      /s/ JUDITH L. CRAVEN, M.D., M.P.H.*      Director
     ----------------------------------------
       Judith L. Craven, M.D., M.P.H.


                /s/  ROGER A. ENRICO*          Director
     ----------------------------------------
               Roger A. Enrico


              /s/  DEALEY D. HERNDON*          Director
     ----------------------------------------
              Dealey D. Herndon


                 /s/  LESTER A. LEVY*          Director
     ----------------------------------------
               Lester A. Levy


           /s/  ARTURO MADRID, PH.D.*          Director
     ----------------------------------------
            Arturo Madrid, Ph.D.


           /s/  JAMES M. MORONEY, JR.*         Director
     ----------------------------------------
            James M. Moroney, Jr.


               /s/  HUGH G. ROBINSON*          Director
     ----------------------------------------
              Hugh G. Robinson


             /s/  WILLIAM T. SOLOMON*          Director
     ----------------------------------------
             William T. Solomon


           /s/  THOMAS B. WALKER, JR.*         Director
     ----------------------------------------
            Thomas B. Walker, Jr.


           /s/  J. MCDONALD WILLIAMS*          Director
     ----------------------------------------
            J. McDonald Williams


       *By:      /s/  MICHAEL D. PERRY
            ---------------------------------
              Michael D. Perry
              Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                                   SEQUENTIALLY
 EXHIBIT                                                                             NUMBERED
  NUMBER                                 DESCRIPTION                                   PAGE
 -------                                 -----------                               ------------
      *1.1 -- Form of U.S. Underwriting Agreement.
      *1.2 -- Form of International Underwriting Agreement.
       4.1 -- Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibits 3.1-3.7 filed with or incorporated in Company's
              Annual Report on Form 10-K for the year ended December 31, 1995 (the
              "1995 10-K")).
       4.2 -- By-Laws of the Company, as amended (incorporated by reference to
              Exhibit 3.8 filed with the 1995 10-K).
       4.3 -- Specimen Form of Certificate representing shares of the Company's
              Series A Common Stock (incorporated by reference to Exhibit 4.2 filed with the 1995 10-K).
       4.4 -- Specimen Form of Certificate representing shares of the Company's
              Series B Common Stock (incorporated by reference to Exhibit 4.3 filed with the 1995 10-K).
       4.5 -- Amended and Restated Rights Agreement, dated as of February 28, 1996,
              (incorporated by reference to Exhibit 4.4 filed with the 1995 10-K).
       5.1 -- Opinion of Locke Purnell Rain Harrell (A Professional Corporation) as
              to validity of the securities registered hereby.
      23.1 -- Consent of Ernst & Young LLP.
      23.2 -- Consent of Locke Purnell Rain Harrell (A Professional Corporation)
              (set forth in its opinion filed as Exhibit 5.1).
     *24.1 -- Powers of attorney.


- ---------------


* Filed previously.